AGORA SA

File No.: 82 – 4941

05010776

Warsaw, August 24th, 2005

United States
Securities and Exchange Commission
Washington D.C. 20549

SUPPL

Submission under Rule 12g3-2b exemption

Issuer: Agora SA
File No.: 82 – 4941

Enclosed, please find the Company's announcements released between April 21, 2005 and August 24, 2005. I also enclose copies of Agora's financial statements for the 2nd quarter 2005.

The information contained herein is being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 and shall not be deemed filed with SEC under that Act.

Sincerely,

Nina Graboś

Nina Graboś
Corporate Secretary

Phone: + 48 22 555 60 17
Fax: + 48 22 840 00 67

AGORA QSr 2/2005

☐ skorygowany

KOMISJA PAPIERÓW WARTOŚCIOWYCH I GIEŁD

Skonsolidowany raport kwartalny QSr 2 / 2005

kwartał / rok

(zgodnie z § 93 ust. 2 i § 94 ust. 1 Rozporządzenia Rady Ministrów z dnia 21 marca 2005 r. - Dz. U. Nr 49, poz. 463)

dla emitentów o działalności wytwórczej, budowlanej, handlowej lub usługowej

za 2 kwartał roku obrotowego 2005 obejmujący okres od 2005-01-01 do 2005-06-30

zawierający skrócone skonsolidowane sprawozdanie finansowe według Międzynarodowych Standardów Sprawozdawczości Finansowej zgodnie z art. 45 ust. 1a - 1c ustawy o rachunkowości

w walucie zł

oraz skrócone sprawozdanie finansowe według Międzynarodowych Standardów Sprawozdawczości Finansowej zgodnie z art. 45 ust. 1a - 1c ustawy o rachunkowości

w walucie zł

data przekazania: 2005-08-04

AGORA SA
(pełna nazwa emitenta)

AGORA (skrócona nazwa emitenta) — **media** (sektor wg klasyfikacji GPW w Warszawie)

00-732 (kod pocztowy) — **Warszawa** (miejscowość)

Czerska (ulica) — (numer)

022 555 60 17 (telefon) — **022 840 00 67** (fax)

investor@agora.pl (e-mail) — **www.agora.pl** (www)

526-03-05-644 (NIP) — **011559486** (REGON)

WYBRANE DANE FINANSOWE	w tys. zł		w tys. EUR	
	2 kwartał(y) narastająco / 2005 okres od 2005-01-01 do 2005-06-30	2 kwartał(y) narastająco / 2004 okres od 2004-01-01 do 2004-06-30	2 kwartał(y) narastająco / 2005 okres od 2005-01-01 do 2005-06-30	2 kwartał(y) narastająco / 2004 okres od 2004-01-01 do 2004-06-30
dane dotyczące skróconego skonsolidowanego sprawozdania finansowego				
I. Przychody netto ze sprzedaży produktów, towarów i materiałów	615 949	474 954	150 562	100 581
II. Zysk (strata) z działalności operacyjnej	107 931	18 778	26 383	3 977
III. Zysk (strata) brutto	111 149	13 711	27 169	2 904
IV. Zysk (strata) netto przypadajacy na akcjonariuszy jednostki dominującej	92 052	11 781	22 501	2 495
V. Przepływy pieniężne netto z działalności operacyjnej	124 492	57 876	30 431	12 256
VI. Przepływy pieniężne netto z działalności inwestycyjnej	(49 526)	(48 958)	(12 106)	(10 368)
VII. Przepływy pieniężne netto z działalności finansowej	(6 268)	(5 445)	(1 532)	(1 153)
VIII. Zmiana środków pieniężnych i ekwiwalentów	68 698	3 473	16 792	735
IX. Aktywa razem	1 561 072	1 380 317	384 908	303 466
X. Zobowiazania długoterminowe	210 082	173 020	51 799	38 039
XI. Zobowiązania krótkoterminowe	179 934	136 294	44 366	29 965
XII. Kapitał własny przypadający akcjonariuszom jednostki dominującej	1 189 124	1 070 155	293 198	235 276
XIII. Kapitał zakładowy	56 758	56 758	13 995	12 478
XIV. Liczba akcji	56 757 525	56 757 525	56 757 525	56 757 525
XV. Zysk (strata) na jedną akcję zwykłą (w zł / EUR)	1,62	0,21	0,40	0,04
XVI. Wartość księgowa na jedną akcję zwykłą (w zł / EUR)	20,95	18,85	5,17	4,15
dane dotyczące skróconego sprawozdania finansowego				
XVII. Przychody netto ze sprzedaży produktów, towarów i materiałów	542 592	418 360	132 631	88 596
XVIII. Zysk (strata) z działalności operacyjnej	78 970	14 030	19 303	2 971
XIX. Zysk (strata) brutto	122 324	14 630	29 901	3 098
XX. Zysk (strata) netto	[illegible]	[illegible]	[illegible]	[illegible]

WYBRANE DANE FINANSOWE	w tys. zł		w tys. EUR	
	2 kwartał(y) narastająco / 2005 okres od 2005-01-01 do 2005-06-30	2 kwartał(y) narastająco / 2004 okres od 2004-01-01 do 2004-06-30	2 kwartał(y) narastająco / 2005 okres od 2005-01-01 do 2005-06-30	2 kwartał(y) narastająco / 2004 okres od 2004-01-01 do 2004-06-30
XXI. Przepływy pieniężne netto z działalności operacyjnej	102 510	37 640	25 057	7 971
XXII. Przepływy pieniężne netto z działalności inwestycyjnej	(31 757)	(38 698)	(7 763)	(8 195)
XXIII. Przepływy pieniężne netto z działalności finansowej	(5 275)	(4 199)	(1 289)	(889)
XXIV. Zmiana środków pieniężnych i ekwiwalentów	65 478	(5 257)	16 005	(1 113)
XXV. Aktywa razem	1 512 404	1 327 779	372 908	291 916
XXVI. Zobowiazania długoterminowe	193 262	168 830	47 652	37 118
XXVII. Zobowiązania krótkoterminowe	146 917	106 370	36 225	23 386
XXVIII. Kapitał własny	1 172 225	1 052 579	289 031	231 412
XXIX. Kapitał zakładowy	56 758	56 758	13 995	12 478
XXX. Liczba akcji	56 757 525	56 757 525	56 757 525	56 757 525
XXXI. Zysk (strata) na jedną akcję zwykłą (w zł / EUR)	1,88	0,25	0,46	0,05
XXXII. Wartość księgowa na jedną akcję zwykłą (w zł / EUR)	20,65	18,55	5,09	4,08

Raport powinien zostać przekazany do Komisji Papierów Wartościowych i Giełd, Giełdy Papierów Wartościowych w Warszawie S.A. oraz agencji informacyjnej zgodnie z przepisami prawa

ZAWARTOŚĆ RAPORTU

Plik	Opis
Raport_IIkw_2005_pl.pdf	

PODPISY OSÓB REPREZENTUJĄCYCH SPÓŁKĘ

Data	Imię i Nazwisko	Stanowisko/Funkcja	Podpis
2005-08-04	Wanda Rapaczynski	Prezes Zarządu	Wanda Rapaczynski
2005-08-04	Piotr Niemczycki	Wiceprezes Zarządu	P. Niemczycki
2005-08-04	Zbigniew Bąk	Wiceprezes Zarządu	Zbigniew Bąk
2005-08-04	Jarosław Szaliński	Członek Zarządu	J. Szaliński

AGORA GROUP
REPORT FOR THE SECOND QUARTER OF 2005
PRESENTED ACCORDING TO
INTERNATIONAL FINANCIAL REPORTING STANDARDS

TABLE OF CONTENTS

MANAGEMENT DISCUSSION AND ANALYSIS (MD&A) OF THE COMPANY'S RESULTS FOR THE SECOND QUARTER OF 2005 4
I. IMPORTANT EVENTS AND FACTORS WHICH INFLUENCE THE FINANCIALS OF THE GROUP 5
II. EXTERNAL AND INTERNAL FACTORS IMPORTANT FOR THE DEVELOPMENT OF THE GROUP 6
1. EXTERNAL FACTORS 6
1.1. Economy 6
1.2. Advertising market 6
1.3. Print market 6
2. INTERNAL FACTORS 7
2.1. Promotion and marketing 7
2.2. Special publishing projects – books and encyclopedia 7
3. PROSPECTS 7
3.1. Advertising market 7
3.2. Cost 7
3.3. New International Financial Reporting Standards 8
3.4. Dividend payout and buy back 8
III. FINANCIAL RESULTS 9
1. THE AGORA GROUP 9
2. PROFIT AND LOSS ACCOUNT OF THE AGORA GROUP 9
2.1. Results presented according to major lines of business of the Agora Group for the first half of 2005 10
2.2. Finance cost, net 10
3. BALANCE SHEET OF THE AGORA GROUP 11
3.1. Non-current assets 11
3.2. Current assets 11
3.3. Non-current liabilities and provisions 11
3.4. Current liabilities and provisions 11
4. CASH FLOW STATEMENT OF THE AGORA GROUP 12
4.1. Operating activities 12
4.2. Investment activities 12
4.3. Financing activities 12
5. SELECTED FINANCIAL RATIOS [3] 13
IV. OPERATING REVIEW - MAJOR LINES OF BUSINESS OF THE AGORA GROUP 14
IV.A. PRESS AND THE INTERNET 14
1. GAZETA WYBORCZA 14
1.1. Revenue 14
1.1.1. Copy sales 14
1.1.2. Advertising sales 14
1.1.3. Special publishing projects 15
1.1.3. Other revenues 15
1.2. Cost of production of *Gazeta Wyborcza* (newsprint and printing services) 15
1.2.1. Newsprint and printing services 15
2. FREE PRESS 15
3. INTERNET *[5]* 16
IV.B. THE MAGAZINES 17
1. REVENUE 17
1.1. Copy sales 17
1.2. Advertising sales 17
2. COST 18
2.1. Cost of production of the Magazines (newsprint and printing services) 18
2.2. Amortization 18
2.3. Other cost 18
IV.C. OUTDOOR (AMS GROUP) 19
1. REVENUE 19
2. OPERATING COST 19
3. IMPORTANT EVENTS 19
IV.D. RADIO 21
1. LOCAL RADIO STATIONS 21

1.1. Revenue 21
2. SUPERREGIONAL RADIO *TOK FM* 22
NOTES 23
V. ADDITIONAL INFORMATION 25
1. Changes in ownership of shares and rights to shares by Management Board members in the second quarter of 2005 and until the date of publication of the report 25
2. Changes in ownership of shares by Supervisory Board members in the second quarter of 2005 26
3. Shareholders entitled to exercise over 5% of total voting rights at the General Meeting of Shareholders, either directly or through affiliates as of the date of publication of the quarterly report 26
CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS 27

AGORA GROUP
MANAGEMENT DISCUSSION AND ANALYSIS (MD&A)
OF THE COMPANY'S RESULTS FOR THE SECOND QUARTER OF 2005
PRESENTED ACCORDING TO
INTERNATIONAL FINANCIAL REPORTING STANDARDS

AGORA GROUP
MANAGEMENT DISCUSSION AND ANALYSIS (MD&A)
OF THE COMPANY'S RESULTS FOR THE SECOND QUARTER OF 2005
PRESENTED ACCORDING TO
INTERNATIONAL FINANCIAL REPORTING STANDARDS

REVENUE PLN 616 MILLION, NET PROFIT PLN 92 MILLION, EBITDA PLN 155 MILLION, OPERATING CASHFLOW PLN 125 MILLION

Unless indicated otherwise, all data presented herein represent the period of January – June 2005, while comparisons refer to the same period of 2004. All data sources are presented in part IV of this MD&A.

Unless explicitly stated otherwise, advertising market data referred to herein are based on Agora's estimates adjusted for average discount rate and are stated in current prices. Given the discount pressure and advertising time and space sell-offs, these figures may not be fully reliable and will be adjusted in the consecutive reporting periods. The estimates refer to advertising expenditures in four media (TV, print, radio and outdoor), which in case of print do not include classifieds, inserts and obituaries. The estimates are based on rate card data obtained from the following sources: AGB Polska monitoring, CR Media monitoring, EXPERT MONITOR monitoring, Agora monitoring, Izba Gospodarcza Reklamy Zewnętrznej monitoring.

In this MD&A Agora has corrected the advertising figures for 2004 and the previous years. The data referred to herein are based on the corrected estimates of the Company.

I. IMPORTANT EVENTS AND FACTORS WHICH INFLUENCE THE FINANCIALS OF THE GROUP

- According to Agora's estimates, advertising spending in the second quarter of 2005 grew by 8%. Spending for television slowed down significantly (up 4%) as compared to the first quarter of 2005 (up 12%).
- Total revenues of the Group in the first half of 2005 were PLN 616 million and grew by nearly 30% yoy. Advertising revenues were 11% higher than last year.
- In the first half of 2005 *Gazeta* sold 5.2% more copies than last year, while total paid circulation of all newspapers shrunk by 3.2%. In April *Gazeta* posted a record number of 526 thousand copies sold.
- During January-June 2005, *Gazeta's* share in the newspaper advertising market was 43%.
- In the first half of 2005 sales of encyclopedia series and the masterpieces of the 20th and 19th centuries literature amounted to PLN 112 million.
- In the first half of 2005 advertising sales of magazines grew by 15%, AMS 22%, radio 20% and Internet 28%.
- In the first half of 2005 the Group's EBITDA reached almost PLN 155 million and the EBITDA margin was above 25%.
- The Group's net profit stood at PLN 92 million *[1]*.

Zbigniew Bąk, Deputy President of the Management Board said:

"We just completed another good quarter. Thanks to maintaining promotional spending at a high level, *Gazeta* grew copy sales despite declining circulation market. The operating margin exceeded 20% in the newspaper segment and 15% in outdoor. We owe such strong results to the growth of the advertising market, effects of the last-year restructuring programme and strong revenues generated by special publishing projects. A high growth rate of sales in the first half of 2005 is also the effect of a low base because special publishing projects commenced in June 2004. Therefore, one shouldn't expect similar levels of growth in the second half of the year."

II. EXTERNAL AND INTERNAL FACTORS IMPORTANT FOR THE DEVELOPMENT OF THE GROUP

1. EXTERNAL FACTORS

1.1. Economy

In the first five months of 2005 GDP grew by merely 2% and the level of company investments remained almost flat yoy. June 2005 figures are basis for optimism. According to the National Statistics Office (GUS), over the period of one month, industrial output grew by 6.8%, while companies started to increase headcount. Although the analysts warn against overwhelming optimism based on the statistics of solely one month, good records announced so far may signal an economic revival.

1.2. Advertising market

Advertising market continued to grow. During the second quarter of 2005 advertisers spent 8% more than last year, while in the first half of 2005 the level of spending increased by 10%. In the second quarter of 2005 the growth rate of the advertising market slowed down due to decelerated growth rate of TV spending (around 4%). This was by and large due to over one-week advertising break after the death of John Paul II.

In the second quarter of 2005, the fastest growing advertising segment was dailies (up 16.5%). National dailies were particularly in demand and grew by almost 29%. The growth reflected a healthy performance of automotive, retail, finance, telecom, announcements and job advertising, as well as a shift of some budgets which did not fit into TV after a one-week advertising break in April.

During the same period, revenues of local dailies were up by 9%, while that of Warsaw newspapers grew by a notch of 0.5%. National magazines increased advertising sales by 7%.

Spending for outdoor advertising in the second quarter of 2005, climbed by 13% and was driven by a surge in food, telecom, automotive and home construction advertising.

In the second quarter of 2005 national radio stations recorded a revenue growth of 15% and increased share by around 1.4 pp at the expense of local players which grew by 8%.

1.3. Print market

According to the Circulation Audit Office (ZKDP), the total number of copies sold by all newspapers in the first half of 2005 decreased by 3.2% yoy. Over the period, *Gazeta Wyborcza* sold 467 thousand copies on average, 5.2% more than last year. Average copy sales of tabloid *Fakt* were 519 thousand, 5.5% lower than in the same period a year ago.

In the first half of 2005 the declines in circulation were also recorded by *Super Express* (down 8.7%) and local dailies (down 4.7%).

During the second quarter of 2005 *Gazeta's* readership was maintained at a high level of 19.7% (20.3% a year ago), *Fakt* had 23.2% reach (21.9% a year ago), while *Super Express* 10.7% (11.3% in the second quarter of 2004).

The competition in the newspaper market did not ease. In April 2005 *Super Express* reduced its cover price by 23% to PLN 1 (Monday to Thursday editions outside of Warsaw), while broadsheet *Rzeczpospolita* introduced a new layout. Free press became very active. Since April 2005, Agora's free newspaper *Metro* broadened its reach and appears in 19 cities with an average daily circulation of 457 thousand copies. In 2004 free publications, *Metropol* (average daily circulation in 2Q 2005 of 261 thousand) and *Dzień Dobry* increased circulation and extended their reach as well. In June 2005 a new free-of-charge weekly *Echo Miasta* was launched in four Polish cities.

The growth of the advertising market encouraged magazine publishers to undertake new initiatives. New titles appeared in the market, more are expected. Encouraged by the success of *Avanti,* Agora introduced a new quarterly for men, *Logo*. The publication is a novelty in Europe and combines consumer magazine features with a shopping guide.

2. INTERNAL FACTORS

2.1. Promotion and marketing

In the second quarter of 2005 promotion and marketing spending for *Gazeta* intensified (new series and supplements attached to *Gazeta* or introduction of a new layout of *Gazeta's* TV Guide). In addition, Agora started a new publishing series - classics of the 19th century literature, launched a new quarterly for men, *Logo,* as well as extended the reach of its free-of-charge daily Metro to 19 cities and its average daily circulation to 457 thousand copies. In the second quarter of 2005 total promotion and marketing cost was PLN 36.3 million (PLN 66.2 million during the first half of 2005) or 11.2% of total sales of the Group (10.7% of total sales in the first half of 2005).

Increased promotion and marketing activities translated into record levels of copy sales of *Gazeta* .

2.2. Special publishing projects – books and encyclopedia

In the first half of 2005 total revenues from the sales of both book collections and series of *Gazeta Wyborcza* encyclopedia supplemented with five dictionaries were PLN 112 million (PLN 49 million in the second quarter of 2005). The encyclopedia and the 20th century literature projects reached solid profitability.

On 17 May Agora launched a new collectible library project - classics of the 19th century literature. The series comprises 30 volumes and are available on Tuesdays at the price of PLN 18 plus the price of *Gazeta Wyborcza.*

Please note, that as the first publishing series appeared in June 2004 (a canon of the 20th century literature), a very high growth rate of the Group's revenue in the first half of 2005 reflects the effect of low base in the first half of 2004 and should not be extrapolated going forward.

In addition, it should be noted, that high, one-off start-up cost of a new publishing project (e.g. a free-of-charge volume printed in high circulation or initial high promotion cost of the given series in media) has a material negative impact on the financials of the given quarter and may substantially affect the seasonality of the Group's results.

3. PROSPECTS

3.1. Advertising market

Better macroeconomic data are good signals for the advertising market. One needs to note, however, a several-month lag between GDP growth and advertising spending growth. Taking into account the above, the Group maintains its estimates of 10% advertising market development in 2005.

Based on the advertising market growth in the second quarter of 2005, however, (i.e. better than expected increase of spending for dailies) and the upcoming elections in autumn, the Group estimates that the growth pace of the particular segments of the market may slightly differ from its previous assumptions. According to Agora's estimates, newspapers, radio and outdoor will see higher than initially expected growth rates.

Agora would also like to point to the fact that the advertising market in Poland is very seasonal with the weakest ad spend during vacations.

3.2. Cost

According to the Group's estimates the level of promotion and marketing cost in 2005 will remain on that of last year. The main components of marketing and promotion expense are: cost of running book and encyclopedia collections and other *Gazeta Wyborcza's* marketing projects, *Metro* rollout to 19 cities, as well as a start-up cost of the new quarterly magazine for men.

Based on the estimated growth of advertising spending in 2005, the Group expects an increase in the cost of production and materials by 5%. Currently, production and materials cost constitutes 14% of the total operating cost; 12% of total operating cost is denominated in euro.

The Management Board of Agora intends to underscore that the positive contribution of last year's restructuring measures (staff cost in particular) was already to some extent reflected in the financials of the Group for the second half of 2004. Therefore, when estimating the results of the forthcoming quarters, one should consider the base effect. On the other hand, and as initially announced, the Group is reinvesting the savings resulting from the last-year restructuring into new projects and activities (e.g. special publishing series, *Metro* roll-out), as well as into the development of the management. This cost is being reflected in the results of the quarters in which it is incurred.

3.3. New International Financial Reporting Standards

As on 1 January 2005 significant amendments to IFRS concerning goodwill and intangible assets treatment, and share-based payments came into force. As of the date of introduction of the new standards, goodwill amortization is no longer charged to profit and loss account (annual non-cash expense for goodwill amortization amounted to around PLN 13 million) and the Group no longer amortizes its magazine titles (Agora's annual amortization charge was PLN 5.6 million). Instead - in both cases - the Group will be obliged to conduct annual impairment tests.

With regards to IFRS 2 "Share-based Payments", Agora made the preliminary assumption of the level of non-cash cost related to stock incentive compensation in 2005 to be booked in the Group's P&L.

This non-cash cost item in 2005 is preliminary expected to be at around the level of materiality threshold in relation to the Group's total cost base for the year.

Pursuant to the requirements of accounting standards the non-cash cost related to the stock incentive compensation in 2005 will be booked in the fourth quarter of 2005.

Shares acquired by employees prior to the end of 2004 shall have no impact on the Group's P&L in 2005 and onwards.

3.4. Dividend payout and buy back

On 22 June 2005, Annual General Meeting of Shareholders (AGM) accepted Agora's Management Board recommendation regarding distribution of the Company's net profit for fiscal year 2004. According to resolutions adopted by AGM, the Company shall pay a dividend in the amount of PLN 0,50 (say: fifty Polish groszy) per share to eligible shareholders and shall execute the share repurchase program worth PLN 120 million (Program). The Program pertains to the Company's shares listed on the main market of the Warsaw Stock Exchange (WSE). The Program shall be executed in accordance with the best principles of transparency and corporate governance and adequate Polish and European Union legal regulations. In order to assure the maximum transparency of the process and provide equal access to the Program, two brokerage houses have been selected to execute the share repurchase program. The brokerage houses, acting on the basis of the contracts executed with the Company, shall purchase the Company's shares exclusively through the WSE, no block trade transactions shall be executed.

The details concerning the Program:

a) The Company's shares shall be purchased for the purpose of their redemption and decrease of the Company's share capital.
b) The Company shall start purchasing its own shares on 18 August 2005.
c) The Program shall be executed till 30 June 2006, or until the funds allocated for the execution of the Program upon resolution No. 3 of the Annual General Meeting of Shareholders dated 22 June 2005, are depleted. Acting in the best interest of the Company, the Management Board may, upon the consent of the Company's Supervisory Board, terminate the execution of the Program before the expiration of the authorization granted by the Annual General Meeting of Shareholders.
d) The total number of shares purchased by the Company in execution of the Program may not exceed 10% of the total number of the Company's shares as of the last day of the Program.
e) The number of shares purchased by the Company on any single day of the Program may not exceed 25% of the relevant average daily trading volume in Agora shares during the last 20 days prior to that purchase day.
f) The price for which the Company purchases its shares shall not exceed the higher of the following two values: the price of the last independent trade and the price specified in the highest current independent bid in transactions executed during the WSE trading sessions. In addition it cannot be higher by more than 2% than the closing price of Agora shares during the trading day immediately preceding the day on which the Company's shares are purchased.

The Management Board of Agora SA would like to underline that further growth is the Company's overarching priority and the Company plans to use its capital in order to achieve that objective, building its long term value through acquisitions and greenfield projects. At the same time, in compliance with Agora's policy of distributing profits to its shareholders announced on 14 February 2005, the Company shall return excess capital to its shareholders through a dual mechanism of (i) an annual dividend and (ii) share repurchases for the purpose of their redemption. Any future recommendations regarding the share repurchase program shall be presented by the Management Board every year before the Annual General Meeting of Shareholders upon consideration of the Company's financial position and investment capacity at that time.

III. FINANCIAL RESULTS

1. THE AGORA GROUP

The consolidated financial statements of the Agora Group for the first half of 2005 include Agora SA, Agora Poligrafia Sp. z o.o., the Art Marketing Syndicate S.A. Group (AMS Group), and 27 subsidiary and associated companies of the radio business. Detailed list of companies of the Agora Group was presented in financial statements for 2004.
Due to increase of share in Inforadio Sp. z o.o. to 66.1% on 5 April 2005, the company has been consolidated into the Group's results starting from the second quarter of 2005.

2. PROFIT AND LOSS ACCOUNT OF THE AGORA GROUP

Tab. 1

in PLN million	II Q 2005	II Q 2004	% change yoy	I-II Q 2005	I-II Q 2004	% change yoy
Sales	325.3	264.8	22.8%	615.9	475.0	29.7%
Advertising	195.2	178.2	9.5%	349.9	314.5	11.3%
Copy sales	64.0	62.5	2.4%	119.7	120.7	(0.8%)
Other	66.1	24.1	174.3%	146.3	39.8	267.6%
Operating cost net, incl.:	(269.4)	(239.4)	12.5%	(508.0)	(456.2)	11.4%
Raw materials, energy and consumables	(76.6)	(51.1)	49.9%	(153.5)	(91.8)	67.2%
D&A	(23.7)	(27.9)	(15.1%)	(47.6)	(56.5)	(15.8%)
Staff cost	(59.6)	(57.9)	2.9%	(114.4)	(117.4)	(2.6%)
Promotion and marketing	(36.3)	(31.1)	16.7%	(66.2)	(48.3)	37.1%
Goodwill amortization	-	(3.6)	-	-	(7.2)	-
Restructuring	-	(1.2)	-	-	(8.5)	-
Operating profit / (loss) - EBIT	55.9	25.4	120.1%	107.9	18.8	473.9%
Finance cost, net, incl.:	2.2	(2.7)	-	3.3	(4.1)	-
Revenue from short-term investment	4.0	1.1	263.6%	7.7	2.3	234.8%
Interest on loans and similar costs	(2.2)	(2.3)	(4.3%)	(5.3)	(4.3)	23.3%
Allowance for losses on investment, net	-	(1.0)	-	(0.9)	(1.8)	(50.0%)
Share of results of associates	-	(0.3)	-	(0.1)	(1.0)	(90.0%)
Profit / (loss) before income tax	58.1	22.4	159.4%	111.1	13.7	710.9%
Income tax expense	(9.9)	(1.0)	890.0%	(19.8)	(1.6)	1,137.5%
Net profit / (loss) for the period	48.2	21.4	125.2%	91.3	12.1	654.5%
Attributable to:						
Equity holders of the parent	49.1	21.1	132.7%	92.1	11.8	680.5%
Minority interest	(0.9)	0.3	-	(0.8)	0.3	-
	48.2	21.4	125.2%	91.3	12.1	654.5%
EBIT margin (EBIT/Sales)	17.2%	9.6%	7.6pkt %	17.5%	4.0%	13.5pkt %
EBITDA	79.2	56.5	40.2 %	154.8	81.5	89.9%
EBITDA margin (EITDA/Sales)	24.3%	21.3%	3.0pkt %	25.1%	17.2%	7.9pkt %

Major products and services, as well as operating revenue and cost of the Agora Group are presented in detail in part IV of this MD&A ("Operating review – major lines of business of the Agora Group").

The impact of the operating results of particular businesses on the Group's financials is presented in the table under point 2.1. below.

Advertising market recovery and restructuring measures positively affected profitability ratios. All ratios presented in point 5 below improved – another very good quarter both in terms of sales and profit on sales, as well as net profit resulted in improvement of ratios in 2005 over 2004.

2.1. Results presented according to major lines of business of the Agora Group for the first half of 2005

Tab. 2

	Press and the Internet	Magazines	Outdoor	Radio	Unallocated amounts	Eliminations	Total (consolidated) first half 2005
Total sales	485.6	45.7	68.3	26.4	-	(10.1)	615.9
% Share	78.8%	7.4%	11.1%	4.3%	-	(1.6%)	100.0%
Total operating cost	(378.0)	(44.0)	(60.0)	(28.1)	(6.9)	9.0	(508.0)
EBIT	107.6	1.7	8.3	(1.7)	(6.9)	(1.1)	107.9
Finance cost, net							3.3
Share of results of associates							(0.1)
Income tax expense							(19.8)
Net profit (loss)							91.3
Attributable to:							
Equity holders of the parent							92.1
Minority interest							(0.8)
EBITDA	139.6	1.8	16.4	(0.3)	(1.4)	(1.3)	154.8
CAPEX	(3.8)	-	(5.3)	(1.3)	-	-	(10.4)

The column "unallocated amounts" includes amounts which were not allocated to any of Agora's lines of business: cost of the Company's headquarters and operating cost of new business development division.

2.2. Finance cost, net

Higher revenue from short-term investment results from an increase in cash and monetary assets and higher profitability of short term investments in the second quarter of 2005 in comparison to the second quarter of 2004.

3. BALANCE SHEET OF THE AGORA GROUP

Tab. 3

in PLN million	30/06/2005	31/03/2005	% change to 31/03/2005	31/12/2004	30/06/2004
Non-current assets	1,005.7	1,019.5	(1.4%)	1,039.3	1,084.1
share in balance sheet total	*64.4%*	*67.5%*	*(3.1pkt %)*	*71.9%*	*78.5%*
Current assets	555.4	490.9	13.1%	407.0	296.2
share in balance sheet total	*35.6%*	*32.5%*	*3.1pkt %*	*28.1%*	*21.5%*
TOTAL ASSETS	1,561.1	1,510.4	3.4%	1,446.3	1,380.3
Equity attributable to equity holders of the parent	1,189.1	1,167.7	1.8%	1,124.7	1,070.2
share in balance sheet total	*76.2%*	*77.4%*	*(1.2pkt %)*	*77.8%*	*77.5%*
Minority interest	(18.0)	1.7	-	1.5	0.8
share in balance sheet total	*(1.2%)*	*0.1%*	*(1.3pkt %)*	*0.1%*	*0.1%*
Non-current liabilities and provisions	210.1	193.9	8.4%	158.1	173.0
share in balance sheet total	*13.5%*	*12.8%*	*0.7pkt %*	*10.9%*	*12.5%*
Current liabilities and provisions	179.9	147.1	22.3%	162.0	136.3
share in balance sheet total	*11.5%*	*9.7%*	*1.8pkt %*	*11.2%*	*9.9%*
TOTAL EQUITY AND LIABILITIES	1,561.1	1,510.4	3.4%	1,446.3	1,380.3

3.1. Non-current assets

Lower value of non-current assets versus 31 March 2005 results from the depreciation of tangible fixed assets and amortization of intangible fixed assets.

3.2. Current assets

The change in balance of current assets versus 31 March 2005 was affected mainly by the increase of cash and accounts receivable (following the growth in sales).

3.3. Non-current liabilities and provisions

Higher non-current liabilities as compared to 31 March 2005 result mainly from consolidation of Inforadio Sp. z o.o. (interest bearing loan to the other shareholder).

3.4. Current liabilities and provisions

Increase of current liabilities over 31 March 2005 results mainly from dividend liability recognized following the resolution of Shareholders' Meeting and interest bearing loan recognized following the consolidation of Inforadio Sp. z o.o.

4. CASH FLOW STATEMENT OF THE AGORA GROUP

Tab. 4

in PLN million	II Q 2005	II Q 2004	% change yoy	I-II Q 2005	I-II Q 2004	% change yoy
Net cash from operating activities	67.2	36.7	83.1%	124.5	57.9	115.0%
Net cash from investment activities	(48.3)	(13.6)	255.1%	(49.5)	(49.0)	1.0%
Net cash from financing activities	(3.3)	(8.0)	(58.8%)	(6.3)	(5.4)	16.7%
Total movement of cash and cash equivalents	15.6	15.1	3.3%	68.7	3.5	1,862.9%
Cash and cash equivalents at the end of period	156.6	52.8	196.6%	156.6	52.8	196.6%

As at 30 June 2005, the Agora Group had PLN 341.2 million in cash and in short-term monetary assets, of which PLN 156.6 million was in cash and PLN 184.6 million in short-term safe and liquid monetary assets.

Considering the cash position and the available loan facility (PLN 500 million less the drawing of PLN 139.5 million), the Agora Group does not anticipate any liquidity problems with regard to its further investment plans.

4.1. Operating activities

Net cash from operating activities significantly improved in the second quarter of 2005 as compared to last year. The main factors behind it were: the growing scale of operations (introduction of the special publishing projects) and the increase of operating efficiency which translated into enhancement of profitability.

4.2. Investment activities

Increase of net outflow from investing activities in the second quarter of 2005 was caused mainly by growing purchases of short-term securities (investment of free cash).
Remaining flows from investment activities related to purchases of fixed assets (PLN 8.2 million) and PLN 2.0 million interests earned on short-term financial assets.

4.3. Financing activities

In the second quarter of 2005 net cash from financing activities mainly included interests paid on loans and dividend paid to minority shareholders.

5. SELECTED FINANCIAL RATIOS *[3]*

Tab. 5

	II Q 2005	II Q 2004	% change yoy	I-II Q 2005	I-II Q 2004	% change yoy
Profitability ratios						
Net profit margin	15.1%	8.0%	7.1pp	14.9%	2.5%	12.4pp
Gross profit margin	46.8%	41.0%	5.8pp	45.6%	37.7%	7.9pp
Return on equity	16.7%	8.0%	8.7pp	15.9%	2.2%	13.7pp
Efficiency ratios						
Inventory turnover	8 days	7 days	14.3%	8 days	8 days	-
Debtors days	56 days	55 days	1.8%	56 days	61 days	(8.2%)
Creditors days	33 days	24 days	37.5%	30 days	31 days	(3.2%)
Liquidity ratio						
Current ratio	3.1	2.2	40.9%	3.1	2.2	40.9%
Financing ratios						
Gearing ratio (1)	-	1.4%	-	-	1.4%	-
Interest cover	25.7	11.4	125.4%	23.4	4.4	431.8%
Free cash flow interest cover	27.1	13.8	96.4%	23.9	9.7	146.4%

(1) as at 30 June 2005 the Group had net cash position.

Definitions of financial ratios *[3]* are presented at the end of part IV of this MD&A *("Operating review – major lines of business of the Agora Group").*

IV. OPERATING REVIEW - MAJOR LINES OF BUSINESS OF THE AGORA GROUP

IV.A. PRESS AND THE INTERNET

Tab. 6

in PLN million	II Q 2005	II Q 2004	% change yoy	I-II Q 2005	I-II Q 2004	% change yoy
Total sales	253.9	195.5	29.9%	485.6	358.1	35.6%
Copy sales	51.8	48.3	7.2%	97.5	94.2	3.5%
incl. *Gazeta Wyborcza*	*51.8*	*48.3*	7.2%	*97.4*	*94.2*	3.4%
Advertising revenue	133.3	120.2	10.9%	237.6	219.6	8.2%
incl. *Gazeta Wyborcza*	*130.1*	*119.0*	9.3%	*232.6*	*217.3*	7.0%
Special publishing projects	49.0	10.3	375.7%	112.0	10.3	987.4%
Revenue from Internet activity	3.5	2.6	34.6%	6.4	5.0	28.0%
Other revenue	16.3	14.1	15.6%	32.1	29.0	10.7%
incl. sales of printing services	*12.1*	*9.9*	22.2%	*24.0*	*20.7*	15.9%
Total operating cost	(198.8)	(159.1)	25.0%	(378.0)	(308.0)	22.7%
Raw materials, energy and consumables	(74.8)	(48.7)	53.6%	(149.6)	(85.9)	74.2%
Staff cost	(44.3)	(42.8)	3.5%	(86.1)	(88.2)	(2.4%)
D&A	(15.9)	(18.1)	(12.2%)	(32.0)	(36.8)	(13.0%)
Other operating cost net, incl.:	(63.8)	(49.5)	28.9%	(110.3)	(97.1)	13.6%
promotion and marketing (1) (2)	*(28.7)*	*(23.3)*	23.2%	*(53.5)*	*(34.8)*	53.7%
outsourced printing services	*(6.0)*	*(10.0)*	(40.0%)	*(10.1)*	*(21.1)*	(52.1%)
restructuring	-	*0.9*	-	-	*(6.1)*	-
EBIT	55.1	36.4	51.4%	107.6	50.1	114.8%
EBIT margin	21.7%	18.6%	3.1pkt %	22.2%	14.0%	8.2pkt %
EBITDA	71.0	54.5	30.3%	139.6	86.9	60.6%
EBITDA margin	28.0%	27.9%	0.1pkt %	28.7%	24.3%	4.4pkt %
Full-time employment at the end of the period	2,560	2,818	(9.2%)	2,560	2,818	(9.2%)

(1) the amounts do not include the total cost of cross-promotion of Agora's different media (only the direct variable cost of campaigns carried out on advertising panels) if such promotion is executed without prior reservation on space which was not sold to external clients

(2) figures include start-up cost of a new publishing projects (free-of-charge volume and initial high promotion cost in media).

1. GAZETA WYBORCZA

1.1. Revenue

1.1.1. Copy sales

In the second quarter of 2005, average copy sales of *Gazeta Wyborcza* amounted to 496 thousand copies and were up by 6.7%.

1.1.2. Advertising sales

In the second quarter of 2005, *Gazeta*'s advertising revenue grew by 9.3% (including display advertising, classifieds and inserts).

In the second quarter of 2005, *Gazeta*'s share in display advertising in national, Warsaw and local dailies stood at about 43%. According to the Group's estimates, in the second quarter of 2005, *Fakt*'s share in newspaper display advertising amounted to about 6.5%.

Gazeta's share in the national display advertising stood at about 49% and was down only by about 1pp versus the same period of the previous year, growing competition notwithstanding. As compared to the first quarter of 2005,

Gazeta improved its share in the fast growing national newspaper market by almost 3pp, owing to its excellent readership position in attractive advertising target groups.

Gazeta Wyborcza increased its share by ca. 0.5pp in a very competitive, yet stagnant Warsaw display advertising market. In the second quarter of 2005 combined share of the Warsaw section of *Gazeta Wyborcza* and free-of-charge daily *Metro* increased by 1pp to 71% in the Warsaw newspaper market.

Revenues from display advertising in the local markets (outside of Warsaw) increased by 11% in the second quarter of 2005. Healthy sales growth translates into slight improvement of *Gazeta's* market share. According to Agora's estimates, *Gazeta's* share in the local display advertising market increased by ca. 0.5pp.

Share of ad pages in the total pagecount of *Gazeta* grew significantly and reached ca 47%, while the average number of ad pages published daily in all local and national editions amounted to ca 304 (up by almost 8%) *[4]*.

1.1.3. Special publishing projects

Revenues growth from special publishing projects was mainly attributed to a new series launched in May, a canon of the 19th century literature, and continuation of the encyclopedia project followed by dictionaries.

The books from the series are available every Tuesday and are sold together with *Gazeta Wyborcza* for PLN 18 plus the price of the newspaper. At the same time, we continued to sell volumes of encyclopedia and dictionaries. The last publication (a dictionary) appeared on 29 June 2005. Total revenues from the projects amounted to PLN 49 million in the second quarter of 2005.

1.1.4. Other revenues

In the second quarter of 2005 the Group recorded a 22.2% growth in sale of printing services. This was caused by increased sales levels to new and existing clients.

1.2. Cost of production of *Gazeta Wyborcza* (newsprint and printing services)

Tab. 7

Cost of production of *Gazeta Wyborcza* in PLN million	II Q 2005	II Q 2004	% change yoy	I-II Q 2005	I-II Q 2004	% change yoy
Fixed cost	16.3	17.0	(4.1%)	32.2	34.9	(7.7%)
incl. D&A	*9.5*	*9.7*	*(2.1%)*	*18.9*	*19.4*	*(2.6%)*
Variable cost	34.7	39.1	(11.3%)	64.1	76.3	(16.0%)
incl. newsprint	*28.8*	*31.0*	*(7.1%)*	*52.9*	*60.2*	*(12.1%)*
TOTAL fixed and variable cost	51.0	56.1	(9.1%)	96.3	111.2	(13.4%)

The decrease of fixed cost of *Gazeta Wyborcza*'s production results mainly from the restructuring in 2004.

1.2.1. Newsprint and printing services

The change of newsprint cost and cost of printing services in the second quarter of 2005 was mainly affected by lower average EUR/PLN exchange rate and change in production structure. In the second quarter of 2005, average EUR/PLN exchange rate was 11.9% lower than last year. Printing volume of *Gazeta Wyborcza* was 6% higher than in the second quarter of 2004, including a 38% decrease of printing volume in external printing plants. The main reasons behind decreased production in external printing plants were changes in structure of printed titles and a shift of *Duzy Format* (Large Format) production from external printing plant to Agora's in-house facility in the beginning of June 2004.

2. FREE PRESS

Following the success of the national *Metro* (present in 10 largest cities since 15 November 2004), on 18 April 2005 Agora rolled out the daily to further 9 cities broadening its advertising offer. In the second quarter of 2005 the average daily circulation of the newspaper reached 457 thousand copies, including 756 thousand copies on Fridays. Expanded reach translated into readership growth. In the second quarter of 2005 *Metro* had about 0.9 million readers

every day, which is almost four times more than last year. *Fakt*, *Gazeta Wyborcza* and *Super Express* are the only newspapers with a higher number of readers. The readership of *Metropol* amounts to ca. 0.7 million readers daily, while that of *Rzeczpospolita* to 0.6 million.

In the second quarter of 2005, *Metro* generated revenue of PLN 3.0 million which was PLN 1.7 million more than in the second quarter of 2004. Over the same period, the newspaper's share in the Warsaw and national display advertising was ca 5% and 1%, respectively.

3. INTERNET *[5]*

In the second quarter of 2005, Internet business recorded a positive EBITDA level. Revenues grew significantly (34.6%), while operating cost declined. Lower capital expenditure and depreciation of equipment, as well as amortization of intangible assets translated in decrease of D&A cost (a 54.6% decline in comparison to the second quarter of 2004). Maintenance cost declined as well (a 52.2% decline).

The number of unique users of *Gazeta.pl* increased by 6.5% to 4.6 million compared to the first quarter of 2005. When compared to the second quarter of 2004, the number of unique users of *Gazeta.pl* increased by 58.1%. The page views of news services amounted to 66 million in the second quarter of 2005, which translated into increase of page views by 44.9% comparing to the previous quarter (or 143.8% yearly increase). In April 2005, during the memorial period related to the death of John Paul II *Gazeta.pl* recorded the highest increase of page views among five largest Polish portals. In April the portal's reach amounted to 33.2%. This is the best result in our history.

IV.B. THE MAGAZINES

The price war among magazine publishers, especially in the women's monthlies segment, became even tougher in the second quarter of 2005. Bauer's *Swiat Kobiety* changed into a monthly and received new layout, more pages and edge-glued cover. It sells for PLN 2. The cover price of *Olivia* was reduced twice over the short period of time to PLN 2.5, while the cover price of *Claudia* amounts currently to PLN 3.5. At the same time, a trend to attach more than one gadget to a magazine is getting stronger - some titles have even five mutations. Despite of that strategy (reducing cover prices and adding variety of gadgets), the number of copies sold of magazines is not growing.

Tab. 8

in PLN million	II Q 2005	II Q 2004	% change yoy	I-II Q 2005	I-II Q 2004	% change yoy
Total sales	25.1	26.3	(4.6%)	45.7	46.9	(2.6%)
Copy sales	12.2	14.2	(14.1%)	22.3	26.5	(15.8%)
Advertising revenue	12.8	12.1	5.8%	23.3	20.3	14.8%
Other revenue	0.1	-	-	0.1	0.1	-
Total operating cost	(24.1)	(32.7)	(26.3%)	(44.0)	(55.7)	(21.0%)
Raw materials, energy and consumables	(0.1)	(0.2)	(50.0%)	(0.3)	(0.4)	(25.0%)
Staff cost	(4.8)	(5.7)	(15.8%)	(9.2)	(10.8)	(14.8%)
D&A	-	(1.4)	-	(0.1)	(2.9)	(96.6%)
Other operating cost net, incl.:	(19.2)	(25.4)	(24.4%)	(34.4)	(41.6)	(17.3%)
promotion and marketing (1)	*(8.2)*	*(10.5)*	*(21.9%)*	*(14.8)*	*(16.5)*	*(10.3%)*
outsourced printing services	*(9.3)*	*(11.3)*	*(17.7%)*	*(16.1)*	*(19.6)*	*(17.9%)*
restructuring	-	*(2.2)*	-	-	*(2.4)*	-
EBIT	1.0	(6.4)	-	1.7	(8.8)	-
EBIT margin	4.0%	(24.3%)	28.3pkt %	3.7%	(18.8%)	22.5pkt %
EBITDA	1.0	(4.7)	-	1.8	(5.6)	-
EBITDA margin	4.0%	(17.9%)	21.9pkt %	3.9%	(11.9%)	15.8pkt %
Full-time employment at the end of the period	196	252	(22.2%)	196	252	(22.2%)

(1) the amounts do not include the total cost of cross-promotion of Agora's different media (only the direct variable cost of campaigns carried out on advertising panels) if such promotion is executed without prior reservation on space which was not sold to external clients

1. REVENUE

1.1. Copy sales

Tab. 9

	II Q 2005	II Q 2004	% change yoy	I-II Q 2005	I-II Q 2004	% change yoy
Average copy sales (in thousand of copies)	1,109.7	1,144.8	(3.1%)	1,031.2	1,057.5	(2.5%)

The fall of copy sales reflects market trends. Withdrawing from the strategy to attach gadgets to magazines resulted in the decrease of their cover prices. As a result, revenues from copy sales declined. Please note, however, that the revenue figure for 2005 includes new titles *Logo and Nasz Poradnik*, but excludes *Wiedza i Zycie* which has been sold.

1.2. Advertising sales

Agora's magazines recorded a revenue growth in the second quarter of 2005 compared to the same period of the previous year, closing of *City Magazine* and sale of *Wiedza i Zycie* notwithstanding. This was also thanks to a new title, *Logo* (5% revenue increase).

In the second quarter of 2005, the magazines maintained its 6.3% share in the magazine advertising market.

2. COST

2.1. Cost of production of the Magazines (newsprint and printing services)

Printing services in external printing plants include the cost of newsprint and printing services. Printing cost decreased mainly due to a fall of EUR exchange rate against zloty and a decrease in the number of titles published.

2.2. Amortization

On 1 January 2005 new regulations in IAS 38 "Intangible Assets" came into force. One of the amendments is the introduction of intangibles with indefinite useful lives. According to the standard these intangibles should not be amortized. Instead, the Company is obliged to carry out:

a) annual assessment whether there are any indications that the useful life is no longer indefinite,
b) annual or more frequent impairment tests (if there are indications that the intangible asset may be impaired).

The Company performed analysis of the rights to publish magazines and concluded that their useful lives are indefinite. Consequently, according to the revised standard, these rights are not amortized.
As at 31 December 2004 the rights to publish magazines were tested for impairment. Following the tests no impairment loss was recognized.

2.3. Other cost

Lower headcount and cost of payroll in the second quarter of 2005 result from restructuring measures implemented in the second half of the previous year.

IV.C. OUTDOOR (AMS GROUP)

Estimated share of AMS in outdoor advertising market in the first half of 2005 stood at 29.9% (up by 1.1pp), excluding advertising described in the footnote 1 under the table below *[6]*.

Tab. 10

in PLN million	II Q 2005	II Q 2004	% change yoy	I-II Q 2005	I-II Q 2004	% change yoy
Total sales (1)	37.9	35.7	6.2%	68.3	56.8	20.2%
Advertising revenue	37.9	35.5	6.8%	68.2	56.1	21.6%
Other revenue	-	0.2	-	0.1	0.7	(85.7%)
Total operating cost	(31.7)	(33.2)	(4.5%)	(60.0)	(63.1)	(4.9%)
Raw materials, energy and consumables	(2.0)	(2.5)	(20.0%)	(3.4)	(5.2)	(34.6%)
Staff cost	(4.0)	(4.4)	(9.1%)	(8.3)	(8.6)	(3.5%)
D&A	(4.5)	(5.2)	(13.5%)	(8.9)	(10.0)	(11.0%)
Other operating cost net, incl.:	(21.2)	(21.1)	0.5%	(39.4)	(39.3)	0.3%
rental fees for outdoor panels	*(11.2)*	*(11.3)*	*(0.9%)*	*(21.8)*	*(21.8)*	-
execution of campaigns	*(5.9)*	*(5.1)*	*15.7%*	*(10.4)*	*(8.6)*	*20.9%*
EBIT	6.2	2.5	148.0%	8.3	(6.3)	-
EBIT margin	16.4%	7.0%	9.4pkt %	12.2%	(11.1%)	23.3pkt %
EBITDA	10.2	7.2	41.7%	16.4	2.7	507.4%
EBITDA margin	26.9%	20.2%	6.7pkt %	24.0%	4.8%	19.2pkt %
Full-time employment at the end of the period	291	303	(3.9%)	291	303	(3.9%)
Number of advertising faces (2)	23,658	23,339	1.4%	23,658	23,339	1.4%

(1) the amounts do not include the revenue and direct and variable costs of cross-promotion of Agora's other media on AMS panels if such promotion was executed without prior reservation on space which was not sold to external clients.

(2) excluding advertising panels of Akcent Media Sp. z o.o. installed on petrol stations and small panels at bus shelters

1. REVENUE

In the second quarter of 2005 AMS grew advertising sales by 6.8%, including a 13.3% growth of revenues from external clients. The increase reflects market trends and better quality of the company's advertising offer.

2. OPERATING COST

The PLN 0.8 million increase of cost of campaign execution in the second quarter of 2005 results from higher print cost and growing amount of campaigns.

3. IMPORTANT EVENTS

On 7 April 2005 two agreements with the City of Lodz were concluded: one for the construction of 100 bus shelters, the other for the rent of 600 sites of the advertising panels on shelters built by MPK Lodz. These agreements enable AMS to use other than its main competitor's bus shelters.

Following the successful tender for the construction of bus shelters in Szczecin, the agreement to build 100 shelters was signed on 30 June 2005. Additionally, on 20 July 2005 AMS took over 20 bus shelters located in the most attractive places in the city from a local company Eurotrade. Szczecin was the last from the group of 8 largest Polish cities where AMS lacked citylights on bus shelters.

On 17 December 2004 AMS entered into a preliminary agreement on acquiring a system of bus shelters and news stands in the shelters with 162 citylight panels located in Wroclaw. After the terms and conditions of the preliminary agreement were met, on 14 July AMS became the owner of the system.

These agreements constitute an important part of the company's strategy to expand into the citylight market. According to AMS estimates total investment related to the abovementioned agreements will amount to PLN 10 million.

IV.D. RADIO

Agora's radio group consists of: 27 local radio stations and a superregional news radio *TOK FM* broadcasting in 8 largest cities. Some 16 *Oldies* format stations play a key role in the local radio group.

1. LOCAL RADIO STATIONS

In May some organizational changes took place in the radio group of Agora. Agora's Radio Division was transferred to Lokalne Rozglosnie Radiowe. These changes aimed at consolidating radio operations in one entity.

The data presented below is the sum of financials of local radio stations and Radio Division consolidated pro forma. The data below excludes the financials of *TOK FM*, which are described separately in point 2.

Radio stations are managed by 27 radio companies in which Agora has shares.

Tab. 11

in PLN million	II Q 2005	II Q 2004	% change yoy	I-II Q 2005	I-II Q 2004	% change yoy
Total sales	13.8	12.7	8.7%	26.4	22.6	16.8%
Advertising revenue (1)	13.1	11.7	12.0%	25.2	21.0	20.0%
Other revenue	0.7	1.0	(30.0%)	1.2	1.6	(25.0%)
Total operating cost	(15.3)	(13.2)	15.9%	(28.1)	(25.8)	8.9%
Raw materials, energy and consumables (3)	(0.2)	n/a	-	(0.4)	n/a	-
Staff cost	(6.9)	(5.8)	19.0%	(12.5)	(12.2)	2.5%
D&A	(0.6)	(0.7)	(14.3%)	(1.4)	(1.4)	-
Other operating cost net, incl.: (3)	(7.6)	n/a	-	(13.8)	n/a	-
promotion and marketing (2) (3)	*(3.2)*	n/a	-	*(5.9)*	n/a	-
EBIT	(1.5)	(0.5)	(200.0%)	(1.7)	(3.2)	46.9%
EBIT margin	(10.9%)	(3.9%)	(7.0pkt %)	(6.4%)	(14.2%)	7.8pkt %
EBITDA	(0.9)	0.2	-	(0.3)	(1.8)	83.3%
EBITDA margin	(6.5%)	1.6%	(8.1pkt %)	(1.1%)	(8.0%)	6.9pkt %
Full-time employment at the end of the period	365	387	(5.7%)	365	387	(5.7%)

(1) barter sales from Agora SA constituted 9.3% of advertising revenue after two quarters of 2005. Promotion and marketing cost do not include all barter costs due to deferred execution of advertising campaigns.

(2) the amounts do not include the total cost of cross-promotion of Agora's different media (only the direct variable cost of campaigns carried out on advertising panels) if such promotion is executed without prior reservation on space which was not sold to external clients

(3) due to transfer of Radio Division to Lokalne Rozglosnie Radiowe some financial data is unavailable

1.1. Revenue

Local stations from the Agora Group sell ads to local and national clients through their national sales department. Additionally, national sales department serves as a broker for non-Agora's radio stations.

Market share of Agora's local radio stations group in the first half of 2005

Tab. 12

Cumulative:	Share in the advertising market	Share in the advertising market of local radio stations	Share in the audience market [7]	*Zlote Przeboje's* share in the audience market
2005	10.8%	32.5%	11.2%	10.6%
2004	10.6%	32.3%	12.3%	11.1%

In the first half of 2005 Agora's local radio stations group maintained its position of the third largest radio player - behind *RMF FM* and *Radio Zet* - in the radio advertising market in Poland and in the audience market (in the cities of Agora's operations, 20-50 years of age, January – June 2005) *[7]*.

In the first half of 2005 total radio market grew by 12%. Spending for local radios increased by 12%, whereas for national by 12.4%

2. SUPERREGIONAL RADIO *TOK FM*

In the second quarter of 2005, the revenue of the superregional radio station *TOK FM* reached PLN 0.6 million (PLN 1.2 million for the first half of 2005), EBITDA was negative of PLN 1.0 million (negative PLN 1.9 million for the first half of 2005) and net loss amounted to PLN 3.0 million (negative PLN 5.5 million for the first half of 2005, including PLN 3.5 million of finance cost of shareholders' financing).

In the second quarter of 2005 *TOK FM* achieved 2.0% audience share in the Warsaw market (compared to 2.0% in the second quarter of 2004, Warsaw and in the age group of 15-75).

NOTES

[1] The Group's net profit refers to "net profit attributable to equity holders of the parent".

[2] The data on the number of copies sold of daily newspapers is derived from the National Circulation Audit Office (ZKDP).The term "copy sales" used in this MD&A is consistent with the sales declarations of publishers to the National Circulation Audit Office.

Data on dailies readership are based on PBC General research carried out by SMG/KRC A Millward Brown Company on a random, nationwide sample of Poles over 15 years of age. Weekly readership index was used - percentage of respondents reading at least one edition of the title within 7 days of the survey and Last issue readership index - percentage of respondents reading the title the day before. Size of the samples: nationwide PBC General for April - June 2004 n = 9,013; April - June 2005 n = 8,998.

[3] Definition of ratios:

$$\text{Net profit margin} = \frac{\text{Net profit (loss) attributable to equity holders of the parent}}{\text{Sales of finished products, merchandise and materials}}$$

$$\text{Gross profit margin} = \frac{\text{Profit (loss) on sales}}{\text{Sales of finished products, merchandise and materials}}$$

$$\text{Return on equity} = \frac{\text{Net profit (loss) attributable to equity holders of the parent}}{\text{(Equity attributable to equity holders of the parent at the beginning of the period +Equity attributable to equity holders of the parent at the end of the period) / 2 / (2 for half-year and 4 for quarterly results)}}$$

$$\text{Debtors days} = \frac{\text{(Trade receivables gross at the beginning of the period + Trade receivables gross at the end of the period / 2}}{\text{Sales of finished products, merchandise and materials / no. of days}}$$

$$\text{Creditors days} = \frac{\text{(Trade creditors at the beginning of the period + Trade creditors at the end of the period) / 2}}{\text{Cost of sales / no of days}}$$

$$\text{Inventory turnover} = \frac{\text{(Inventories at the beginning of the period + Inventories at the end of the period) / 2}}{\text{Cost f sales / no of days}}$$

$$\text{Current ratio} = \frac{\text{Current Assets}}{\text{Current liabilities}}$$

$$\text{Gearing ratio} = \frac{\text{Current and non-current liabilities from loans -- cash and cash equivalents -- highly liquid short-term monetary assets}}{\text{Total equity and liabilities}}$$

$$\text{Interest cover} = \frac{\text{Operating profit / (loss)}}{\text{Interest charge}}$$

$$\text{Free cash flow interest cover} = \frac{\text{Free cash flow}}{\text{Interest charge}}$$

[4] Data based on modified methodology of share of ad pages calculation, complying with regulations in VAT act.

[5] Data on the number of Internet users and unique users: the Company's calculation on the basis of GemiusTraffic, Gemius SA. Portal reach on the basis of MegaPanel PBI/Gemius, Polskie Badania Internetu Sp. z o.o. and Gemius SA.

[6] Source: report on sales of outdoor companies prepared by Izba Gospodarcza Reklamy Zewnętrznej (IGRZ) which include: AMS SA., Cityboard Media, Clear Channel Poland, Stroeer Out of Home Meda, News Outdoor Poland, Gigaboard Polska, Mini Media/Publiprox and Business Consulting. The report is prepared on the basis of financial data provided by member companies of IGRZ. This is better source of information of the outdoor market performance than estimates prepared by Media Watch.

[7] Audience market data referred herein are based on Radio Track surveys, carried out by SMG/KRC A Millward Brown Company (all places, all days and all quarters of an hour of listening) for local radio stations: in the cities of Agora's radio stations broadcasting and in the age group of 20-50, from January to June (sample for 2005 = 4,233; for 2004 = 3,885); for TOK FM: in Warsaw from January to June (sample for 2005 = 1,066; for 2004 = 1,076); for Zlote Przeboje: in cities of broadcasting and in the age group of 30-50 from January to June (sample for 2005 = 4,227; for 2004 = 3,991).

V. ADDITIONAL INFORMATION

- On 25 May 2005, Agora SA received a notification regarding sale of 112,307 shares of Agora's stock by Cox Poland Investments, Inc. ("Cox"), constituting 0.19% of the share capital of Agora. As a result of the transfer of shares in Agora, Cox became an owner of less than 5% of share capital of Agora.
- On 22 June 2005, the Annual General Meeting of Shareholders was held. The shareholders approved the financial statements of Agora SA as well as the consolidated financial statements of the Agora Group, granted approval to all Supervisory Board members and Management Board members of the performance of their duties in 2004, and resolved on allocating the net profit of the Company for the financial year 2004 amounting to PLN 55,301,818.43 for the dividend payment of PLN 0.50 (say: fifty Polish groszy) per share and the remaining part of the net profit for the reserve capital increase.

  Additionally, the Annual General Meeting of Shareholders took the following resolutions:

  (a) allocation of PLN 120 million from the Company's reserve capital for the implementation of the share repurchase program,
  (b) appointment of Professor Stanislaw Soltysinski as the Chairman of the Supervisory Board of Agora SA,
  (c) the change of the terms and conditions of remunerating the Supervisory Board members,
  (d) amendment of the Company's Statute according to the requirements of the Best practices in public companies in 2005 adopted by the Supervisory and Management Board of Warsaw Stock Exchange which came into force 1 January 2005.
- On 21 June 2005, the UK Listing Authority and the London Stock Exchange (the "LSE") issued decisions on admission to trading on the LSE the maximum number of 56,757,525 of the global depositary receipts that may be issued under the program established by the Company. The decision on increasing the maximum number of depositary receipts subject to the program was based on the anticipated entry in to force of changes to English law on 1 July 2005, which implement EU regulations on prospectuses.
- On 30 June 2005, Agora SA signed the Second Supplemental Deposit Agreement amending the Deposit Agreement executed on 4 March 1999. Introduced amendments waive the limit of the number of shares which the Depositary is authorized to accept for deposit under the depositary receipts program.

1. Changes in ownership of shares and rights to shares by Management Board members in the second quarter of 2005 and until the date of publication of the report

Disposal of shares held by Management Board members is in compliance with agreements concluded with brokerage house concerning orderly disposal of the Company's shares. Changes in ownership of shares by the Management Board members resulting from disposal of shares are depicted in the table below:

Tab. 13

a. shares	as of 30 June 2005	decrease	increase	as of 31 March 2005
Wanda Rapaczynski	1,351,345	25,512	0	1,376,857
Piotr Niemczycki	1,599,372	96,163	0	1,695,535
Zbigniew Bak	155,850	0	0	155,850
Jaroslaw Szalinski	9,218	0	0	9,218

b. rights to shares	as of 30 June 2005	decrease	increase	as of 31 March 2005
Wanda Rapaczynski	0	0	0	0
Piotr Niemczycki	0	0	0	0
Zbigniew Bak	0	0	0	0
Jaroslaw Szalinski	0	0	0	0

After the balance sheet date, members of Agora's Management Board had their shares of the Company traded. The ownership of shares by members of the Management Board as of the day of publication of the report is depicted in the table below:

a. shares	as of 4 August 2005	decrease	increase	as of 30 June 2005
Wanda Rapaczynski	1,342,345	9,000	0	1,351,345
Piotr Niemczycki	1,592,677	6,695	0	1,599,372
Zbigniew Bak	155,850	0	0	155,850
Jaroslaw Szalinski	9,218	0	0	9,218

2. Changes in ownership of shares by Supervisory Board members in the second quarter of 2005

Tab. 14

	as of 30 June 2005	decrease	increase	as of 31 March 2005
Anna Fornalczyk	0	0	0	0
Tomasz Sielicki	33	0	0	33
Stanislaw Soltysinski*(1)*	-	-	-	-
Louis Zachary	0	0	0	0
Sanford Schwartz	0	0	0	0

(1) Stanislaw Soltysinski invests in a „blind trust"fund

3. Shareholders entitled to exercise over 5% of total voting rights at the General Meeting of Shareholders, either directly or through affiliates as of the date of publication of the quarterly report

To the best of the Company's knowledge as of the day of publication of the report for the second quarter of 2005, the following shareholders are entitled to exercise over 5% of voting rights at the General Meeting of Shareholders in the Company:

Tab. 15

	no. of shares	% of share capital	no. of votes	% of voting rights
Agora-Holding Sp. z o.o.	10,525,609	18.5%	27,652,009	37.4%

AGORA SA

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
as at 30 June 2005 and for 3 and 6 month period ended thereon
prepared under
INTERNATIONAL FINANCIAL REPORTING STANDARDS
according to art. 45 points 1a-1c of Accounting Act

(all amounts in PLN thousands unless otherwise indicated)

	As at 30 June 2005	As at 31 March 2005	As at 31 December 2004	As at 30 June 2004
Assets				
Non-current assets:				
Intangible assets	253,968	253,246	253,408	261,678
Property, plant and equipment	705,012	722,689	742,632	777,269
Investments	20,301	20,204	20,696	20,873
Investments in associates	5,068	5,086	5,180	6,315
Receivables and prepayments	6,267	6,282	1,415	977
Deferred tax assets	15,065	12,009	15,910	17,023
	1,005,681	1,019,516	1,039,241	1,084,135
Current assets:				
Inventories	12,263	17,837	18,586	12,339
Accounts receivable and prepayments	200,046	188,662	154,339	155,306
Income tax receivable	19	83	3,650	5,862
Short-term securities and other financial assets	186,468	143,301	142,571	69,901
Cash and cash equivalents	156,595	140,996	87,897	52,774
	555,391	490,879	407,043	296,182
Total assets	1,561,072	1,510,395	1,446,284	1,380,317

(all amounts in PLN thousands unless otherwise indicated)

	Note	As at 30 June 2005	As at 31 March 2005	As at 31 December 2004	As at 30 June 2004
Equity and liabilities					
Equity attributable to equity holders of the parent:					
Share capital		56,758	56,758	56,758	56,758
Share premium		353,646	353,646	353,646	353,646
Retained earnings and other reserves		778,720	757,286	714,286	659,751
		1,189,124	1,167,690	1,124,690	1,070,155
Minority interest		(18,068)	1,729	1,554	848
Total equity		1,171,056	1,169,419	1,126,244	1,071,003
Non-current liabilities:					
Deferred tax liabilities		52,742	50,302	49,003	45,523
Interest bearing loans and borrowings	3	153,411	139,594	104,721	122,065
Retirement severance provision		1,413	1,439	1,437	1,479
Provisions		-	-	20	882
Deferred revenues and accruals		2,516	2,527	2,886	3,071
		210,082	193,862	158,067	173,020
Current liabilities:					
Retirement severance provision		12	19	20	19
Accounts payable		127,887	101,948	85,354	84,235
Income tax liabilities		2,394	790	10	160
Short-term borrowings	3	4,539	-	34,872	17,659
Provisions		5,042	1,884	2,566	6,218
Deferred revenues and accruals		40,060	42,473	39,151	28,003
		179,934	147,114	161,973	136,294
Total equity and liabilities		1,561,072	1,510,395	1,446,284	1,380,317

Accompanying notes are an integral part of these interim consolidated financial statements.

Agora SA
Consolidated income statement for three and six months ended 30 June 2005
(all amounts in PLN thousands unless otherwise indicated)

	Note	Three months ended 30 June 2005	Six months ended 30 June 2005	Three months ended 30 June 2004	Six months ended 30 June 2004
Sales	4	325,391	615,949	264,801	474,954
Cost of sales		(173,269)	(334,817)	(156,188)	(296,084)
Gross profit		152,122	281,132	108,613	178,870
Selling expenses		(65,191)	(117,944)	(51,438)	(87,864)
Administrative expenses		(28,354)	(55,250)	(26,468)	(54,688)
Other operating income		5,321	11,419	4,610	9,274
Other operating expenses		(7,944)	(11,426)	(9,891)	(26,814)
Operating profit / (loss)	4	55,954	107,931	25,426	18,778
Finance income		5,016	10,783	2,794	6,641
Finance costs		(2,836)	(7,453)	(5,582)	(10,734)
Share of results of associates		(18)	(112)	(275)	(974)
Profit / (loss) before income taxes		58,116	111,149	22,363	13,711
Income tax expense		(9,932)	(19,790)	(980)	(1,556)
Net profit / (loss) for the period		48,184	91,359	21,383	12,155
Attributable to:					
Equity holders of the parent		49,052	92,052	21,087	11,781
Minority interests		(868)	(693)	296	374
		48,184	91,359	21,383	12,155
Earnings per share (in PLN)		0.86	1.62	0.37	0.21

Accompanying notes are an integral part of these interim consolidated financial statements.

Consolidated statement of changes in equity for three and six months ended 30 June 2005

(all amounts in PLN thousands unless otherwise indicated)

	Equity attributable to equity holders of the parent					Minority interest	Total equity
	Share capital	Share premium	Retained earnings	Other	Total		
Three months ended 30 June 2005							
As at 31 March 2004	56,758	353,646	756,139	1,147	1,167,690	1,729	1,169,419
Dividends declared	-	-	(28,379)	-	(28,379)	(1,060)	(29,439)
Adjustment from consolidation of subsidiary previously accounted for using equity method	-	-	761	-	761	(17,869)	(17,108)
Reclassification	-	-	1,147	(1,147)	-	-	-
Net profit / (loss) for the period	-	-	49,052	-	49,052	(868)	48,184
As at 30 June 2005	56,758	353,646	778,720	-	1,189,124	(18,068)	1,171,056
Six months ended 30 June 2005							
As at 31 December 2004	56,758	353,646	713,139	1,147	1,124,690	1,554	1,126,244
Dividends declared	-	-	(28,379)	-	(28,379)	(1,060)	(29,439)
Adjustment from consolidation of subsidiary previously accounted for using equity method	-	-	761	-	761	(17,869)	(17,108)
Reclassification	-	-	1,147	(1,147)	-	-	-
Net profit / (loss) for the period	-	-	92,052	-	92,052	(693)	91,359
As at 30 June 2005	56,758	353,646	778,720	-	1,189,124	(18,068)	1,171,056

(all amounts in PLN thousands unless otherwise indicated)

	Equity attributable to equity holders of the parent					Minority interest	Total equity
	Share capital	Share premium	Retained earnings	Other	Total		
Twelve months ended 31 December 2004							
As at 31 December 2003	56,758	353,646	653,695	1,147	1,065,246	1,273	1,066,519
Change of accounting policy	-	-	(6,872)	-	(6,872)	-	(6,872)
Dividends declared	-	-	-	-	-	(799)	(799)
Net profit / (loss) for the period	-	-	66,316	-	66,316	1,080	67,396
As at 31 December 2004	56,758	353,646	713,139	1,147	1,124,690	1,554	1,126,244
Six months ended 30 June 2004							
As at 31 December 2003	56,758	353,646	653,695	1,147	1,065,246	1,273	1,066,519
Change of accounting policy	-	-	(6,872)	-	(6,872)	-	(6,872)
Dividends declared	-	-	-	-	-	(799)	(799)
Net profit / (loss) for the period	-	-	11,781	-	11,781	374	12,155
As at 30 June 2004	56,758	353,646	658,604	1,147	1,070,155	848	1,071,003

Accompanying notes are an integral part of these interim consolidated financial statements.

(all amounts in PLN thousands unless otherwise indicated)

	Three months ended 30 June 2005	Six months ended 30 June 2005	Three months ended 30 June 2004	Six months ended 30 June 2004
Cash flows from operating activities				
Profit / (loss) before income taxes	58,116	111,149	22,363	13,711
Adjustments for:				
Share of results of associates	18	112	275	974
Depreciation of property, plant and equipment	23,529	47,230	26,313	53,274
Amortization of intangible assets and goodwill	193	383	5,220	10,438
Foreign exchange (gain) / loss	195	-	162	(15)
Interest, net	2,175	4,603	2,191	4,234
(Profit) / loss on investing activities	(2,939)	(5,236)	4,471	6,700
(Decrease) / increase in provisions	3,118	2,417	(5,676)	(2,206)
(Increase) / decrease in inventories	5,574	5,292	151	2,827
(Increase) / decrease in receivables and prepayments	(11,412)	(50,978)	(20,590)	(28,612)
(Decrease) / increase in payables	1,049	19,308	11,615	4,186
(Decrease) / increase in deferred revenues and accruals	(2,816)	147	(8,774)	(6,490)
Other adjustments	(767)	(744)	(304)	(36)
Cash generated from operations	76,033	133,683	37,417	58,985
Income taxes (paid) / returned	(8,880)	(9,191)	(711)	(1,109)
Net cash from operating activities	67,153	124,492	36,706	57,876
Cash flows from investing activities				
Proceeds from sale of property, plant and equipment, and intangibles	5	84	68	148
Disposal of subsidiaries (net of cash disposed) and associates	1	2,214	-	-
Disposal of financial assets	1,329	1,329	-	-
Interest received	2,042	3,766	519	1,109
Acquisition of short-term securities	(43,061)	(25,856)	(6,003)	(27,416)
Other	-	-	330	1,498
Purchase of property plant and equipment, and intangibles	(8,192)	(14,479)	(5,854)	(16,487)
Acquisition of subsidiary (net of cash acquired) and associates	228	225	(306)	(2,641)
Acquisition of financial assets	(1,259)	(16,259)	-	-
Loans granted	590	(550)	(2,849)	(5,169)
Other	-	-	576	-
Net cash used in investing activities	(48,317)	(49,526)	(13,519)	(48,958)

(all amounts in PLN thousands unless otherwise indicated)

	Three months ended 30 June 2005	Six months ended 30 June 2005	Three months ended 30 June 2004	Six months ended 30 June 2004
Cash flows from financing activities				
Proceeds from borrowings	-	-	(5,107)	224
Dividends paid to minority shareholders	(1,059)	(1,059)	(799)	(799)
Repayment of borrowings	-	(2)	-	(619)
Interest paid	(2,175)	(4,603)	(2,190)	(4,251)
Other	(3)	(604)	-	-
Net cash used in financing activities	(3,237)	(6,268)	(8,096)	(5,445)
Net increase / (decrease) in cash and cash equivalents	15,599	68,698	15,091	3,473
Cash and cash equivalents				
At start of period	140,996	87,897	37,683	49,301
At end of period	156,595	156,595	52,774	52,774

Accompanying notes are an integral part of these interim consolidated financial statements.

(all amounts in PLN thousands unless otherwise indicated)

1. General information

Agora SA with its registered seat in Poland, 00-732 Warsaw, Czerska 8/10 street ("the Company", "parent company") principally produces, sells and promotes *Gazeta Wyborcza* the daily newspaper, magazines and other periodicals in Poland and controls or exercises significant influence over 27 radio operating companies (28 stations broadcasting at 30 June 2005). Additionally the Company is active in the outdoor segment through an acquired subsidiary, Art Marketing Syndicate SA ("AMS").

The Group comprises Agora SA and 25 subsidiaries. Additionally Agora SA exercises significant influence over 6 associate companies.

The Group operates in all the major cities in Poland.

Financial statements are presented for three and six months ended 30 June 2005, with comparative figures presented for three and six months ended 30 June 2004.

The financial statements were authorised for issue by the Management Board on 4 August 2005.

2. Statement of compliance

The Consolidated Balance Sheet as of 30 June 2005, the Consolidated Income Statement, the Consolidated Cash Flow Statement and the Consolidated Statement of Changes in Equity for the three and six months ended 30 June 2005 have not been audited. The Consolidated Balance Sheet as of 31 December 2004, the Consolidated Income Statement, the Consolidated Cash Flow Statement and the Consolidated Statement of Changes in Equity for the twelve months ended 31 December 2004 have been audited by independent auditor who issued unqualified opinion.

The Condensed Consolidated Financial Statements have been prepared under International Accounting Standard 34 "Interim Financial Reporting", according to art. 45 point 1a-1c of Accounting Act. Except as described below, in the preparation of these condensed consolidated financial statements, the Group has followed the same accounting policies as used in the Consolidated Financial Statements as at 31 December 2004. The Consolidated Financial Statements as at 31 December 2004 have been prepared in accordance with International Financial Reporting Standards ("IFRS") adopted by the International Accounting Standards Board ("IASB") and interpretations issued by the International Financial Reporting Interpretations Committee of the IASB ("IFRIC") published in the form of regulations of the European Union. As at 30 June 2005 there are no differences between regulations adopted by IASB and the European Union that could have impact on the Group. The 30 June 2005 Condensed Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements as at 31 December 2004.

Following the introduction of new standards and amendments to the existing ones, the Group has adopted the following changes:

- according to MSSF 3 "Business Combinations" and MSR 38 "Intangible Assets" goodwill and intangible assets with indefinite useful lives should not be amortised,
- according to MSR 1 "Presentation of Financial Statements" minority interest is shown within equity and the income statement should include whole profit or loss with the allocation between equity holders of the parent and minority interest.

(all amounts in PLN thousands unless otherwise indicated)

3. Long-term and short-term borrowings

As at 30 June 2005 the Group had a PLN 500 million long-term loan facility available from Bank Pekao SA, on the basis of the loan agreement dated 5 April 2002. The tranches drawn as at 30 June 2005 amounted to PLN 139,480 thousand. Following the annex signed on 31 March 2005 which extended the drawing period and repayment date by 2 years the whole amount is classified as long-term.

Together with the annex to the loan agreement, the Group's subsidiary – Agora Poligrafia Sp. z o.o. extended the guarantee of the repayment of the loan by 2 years.

4. Sales and segment information

	Three months ended 30 June 2005	Six months ended 30 June 2005	Three months ended 30 June 2004	Six months ended 30 June 2004
Sales				
Press and other media	290,822	553,107	232,189	423,029
Outdoor	46,359	86,135	41,948	68,625
Consolidation eliminations	(11,790)	(23,293)	(9,336)	(16,700)
Consolidated	325,391	615,949	264,801	474,954
Operating profit / (loss)				
Press and other media	43,868	87,233	21,036	20,758
Outdoor	13,266	23,075	5,764	(68)
Consolidation eliminations	(1,180)	(2,377)	(1,374)	(1,912)
Consolidated	55,954	107,931	25,426	18,778
(Impairment loss recognised) / reversal of impairment losses				
Press and other media	(20)	405	(682)	(1,945)
Outdoor	(543)	31	(1,503)	(2,081)
Consolidation eliminations	-	(67)	(5)	3
Consolidated	(563)	369	(2,190)	(4,023)
Restructuring				
Press and other media	-	-	(1,286)	(8,538)
Outdoor	-	-	-	-
Consolidation eliminations	-	-	-	-
Consolidated	-	-	(1,286)	(8,538)

5. Provisions and impairment losses

In the period from 1 January 2005 to 30 June 2005 the following impairment losses were changed (in brackets figures for the second quarter of 2005):

- impairment loss for receivables: decrease by PLN 2,682 thousand (decrease by PLN 1,239 thousand),
- impairment loss for financial assets: decrease by PLN 36,319 thousand (decrease by PLN 38,037 thousand). This is mainly connected with the consolidation of Inforadio Sp. z o.o. which resulted in decrease of impairment losses for loans granted in the amount of PLN 25,045 thousand and decrease of impairment losses for shares in the amount of PLN 6,781 thousand. Additionally impairment losses for interests on loans and for shares have been decreased by PLN 4,289 thousand and PLN 204 thousand respectively.
- impairment loss for inventory: increase by PLN 997 thousand (increase by PLN 1,085 thousand),
- impairment loss for property, plant and equipment and intangible assets: decrease by PLN 1,495 thousand (decrease by PLN 683 thousand).

Additionally in the period from 1 January 2005 and 30 June 2005 the following provisions were changed:

- provision for certain and probable losses: increase by PLN 3,048 thousand (increase by PLN 3,214 thousand),
- provision for restructuring: decrease by PLN 592 thousand (decrease by PLN 56 thousand).

(all amounts in PLN thousands unless otherwise indicated)

6. Capital and investment commitments

Contractual capital and investment commitments (mainly relating to fixed assets) existing at the balance sheet date amounted to PLN 6,449 thousand (31 December 2004: PLN 7,622 thousand).

7. Contingencies

As of 30 June 2005 the Group had contingent liabilities in respect of bank and other guarantees and other matters arising in the ordinary course of business from which it is anticipated that no material liabilities will arise, other than those noted below.

Benefiting party	Debtor	Valid till	Amount	Provisions booked
	Guarantees provided by Agora SA			
Bank BPH SA	BOR Sp. z o.o.	-	1,450	-
Pekao SA	Agora's employees	31.03.2008 / 31.05.2008	513	-
	Guarantees provided by AMS SA			
VOX Chemia Sp. z o.o.	AMS SA	31.12.2012	1,467	-
PKiN Sp. z o.o.	AMS SA	31.01.2006	200	-
Others	AMS SA	30.12.2005 / 29.12.2006	90	-
			3,720	-

8. Court cases

As for 30 June 2005 the Group has not entered into litigation or has been litigated for claims or liabilities that in total exceed 10% of the Group's equity.

9. Seasonality

Advertising revenues are subject to seasonality – revenues earned in the first and third quarter are lower than in the second and fourth quarter.

10. Related-party transactions

(a) Management Board's remuneration and other benefits

Remuneration of Management Board members of Agora SA paid pursuant to employment and management contracts amounted to PLN 1,431 thousand (six months ended 30 June 2004: PLN 1,313 thousand).

Management Board members did not acquire Agora's shares in the six months ended 30 June 2005.

(b) Other related parties

There were no material transactions and balances with related parties other that disclosed below:

	Three months ended 30 June 2005	Six months ended 30 June 2005	Three months ended 30 June 2004	Six months ended 30 June 2004
Associates and non-consolidated subsidiaries				
Sales	1,408	2,719	1,376	2,696
Purchases of goods and services	(2,018)	(4,281)	(1,299)	(2,549)
Impairment losses on loans granted	-	(865)	(2,417)	(4,657)

	As at 30 June 2005	As at 31 March 2005	As at 31 December 2004	As at 30 June 2004
Associates and non-consolidated subsidiaries				
Receivables	1,773	1,707	1,540	960
Payables	1,622	1,629	1,207	1,401
Loans granted	12,176	12,092	12,883	10,776

All transactions carried out between related parties are of routine nature.

11. Selected consolidated financial data together with translation into EURO

Selected financial data presented in the financial statements has been translated into EURO in the following way:

- income statement and cash flow statement figures using arithmetic average of exchange rates published by NBP and ruling on the last day of each month during the quarter. For the first half of 2005 EURO 1 = 4.0910; for the first half of 2004 EURO 1 = 4.7221.
- balance sheet figures using the average exchange rates published by NBP and ruling on the last day of the quarter. Exchange rate as at 30 June 2005 – EURO 1 = 4.0557; as at 30 June 2004 – EURO 1 = 4.5485.

	PLN thousand		EURO thousand	
	Six months ended 30 June 2005	Six months ended 30 June 2004	Six months ended 30 June 2005	Six months ended 30 June 2004
Sales	615,949	474,954	150,562	100,581
Operating profit / (loss)	107,931	18,778	26,383	3,977
Profit / (loss) before income taxes	111,149	13,711	27,169	2,904
Net profit / (loss) for the period attributable to equity holders of the parent	92,052	11,781	22,501	2,495
Net cash from operating activities	124,492	57,876	30,431	12,256
Net cash used in investing activities	(49,526)	(48,958)	(12,106)	(10,368)
Net cash used in financing activities	(6,268)	(5,445)	(1,532)	(1,153)
Net increase / (decrease) in cash and cash equivalents	68,698	3,473	16,792	735
Total assets	1,561,072	1,380,317	384,908	303,466
Non-current liabilities	210,082	173,020	51,799	38,039
Current liabilities	179,934	136,294	44,366	29,965
Equity attributable to equity holders of the parent	1,189,124	1,070,155	293,198	235,276
Share capital	56,758	56,758	13,995	12,478
Number of shares	56,757,525	56,757,525	56,757,525	56,757,525
Earnings per share (in PLN / in EURO)	1.62	0.21	0.40	0.04
Book value per share (in PLN / in EURO)	20.95	18.85	5.17	4.15

(all amounts in PLN thousands unless otherwise indicated)

12. Events after the balance sheet date

- The Company has learnt that on 29 June 2005, Local Court in Warsaw XX Commercial Department of the Register Court registered amendments to the Agora's Statute made by the Annual General Meeting of Shareholders on 22 June 2005.
- On 8 July 2005, 4,017,750 shares of Agora SA (the Shares) were admitted for trading on the main market of the Warsaw Stock Exchange. The Shares constitute 11.6% of all of shares of Agora SA currently listed on the Warsaw Stock Exchange and 7.08% of all of shares of Agora SA admitted to public trading.
- On 20 July 2005, as a result of conversion executed on the shareholder's motion 750,000 preferred registered series C shares became common bearer shares losing the voting preference the shares had enjoyed before the conversion.

(all amounts in PLN thousands unless otherwise indicated)

13. Condensed stand-alone financial statements

Stand-alone balance sheet as at 30 June 2005

	As at 30 June 2005	As at 31 March 2005	As at 31 December 2004	As at 30 June 2004
Assets				
Non-current assets:				
Intangible assets	75,339	75,399	75,465	78,742
Property, plant and equipment	589,465	605,509	622,079	651,390
Investments	316,163	310,111	312,945	334,728
Receivables and prepayments	5,207	5,265	318	443
Deferred tax assets	12,709	8,995	11,465	16,641
	998,883	1,005,279	1,022,272	1,081,944
Current assets:				
Inventories	9,363	15,452	14,507	8,754
Accounts receivable and prepayments	194,361	159,950	129,839	128,719
Income tax receivable	-	-	3,507	5,757
Short-term securities and other financial assets	189,783	143,738	156,891	70,086
Cash and cash equivalents	120,014	115,237	54,536	32,519
	513,521	434,377	359,280	245,835
Total assets	1,512,404	1,439,656	1,381,552	1,327,779

(all amounts in PLN thousands unless otherwise indicated)

	As at 30 June 2005	As at 31 March 2005	As at 31 December 2004	As at 30 June 2004
Equity and liabilities				
Equity:				
Share capital	56,758	56,758	56,758	56,758
Share premium	353,646	353,646	353,646	353,646
Other reserves	177	177	180	444
Retained earnings	761,644	717,403	683,133	641,731
	1,172,225	1,127,984	1,093,717	1,052,579
Non-current liabilities:				
Deferred tax liabilities	52,481	50,147	48,851	45,426
Interest bearing loans and borrowings	139,480	139,480	104,610	122,045
Retirement severance provision	1,280	1,312	1,312	1,338
Deferred revenues and accruals	1	1	1	1
Other	20	20	20	20
	193,262	190,960	154,794	168,830
Current liabilities:				
Retirement severance provision	12	20	20	19
Accounts payable	113,929	89,088	71,989	66,725
Income tax liabilities	1,550	697	-	-
Short-term borrowings	-	-	34,870	17,435
Provisions	3,527	44	581	3,962
Deferred revenues and accruals	27,899	30,863	25,581	18,229
	146,917	120,712	133,041	106,370
Total equity and liabilities	1,512,404	1,439,656	1,381,552	1,327,779

(all amounts in PLN thousands unless otherwise indicated)

Stand-alone income statement for three and six months ended 30 June 2005

	Three months ended 30 June 2005	Six months ended 30 June 2005	Three months ended 30 June 2004	Six months ended 30 June 2004
Sales	283,059	542,592	228,554	418,360
Cost of sales	(146,466)	(285,229)	(132,990)	(253,499)
Gross profit	136,593	257,363	95,564	164,861
Selling expenses	(67,775)	(128,595)	(55,297)	(94,738)
Administrative expenses	(24,302)	(47,548)	(22,806)	(46,861)
Other operating income	2,858	6,703	3,263	5,372
Other operating expenses	(6,133)	(8,953)	(4,259)	(14,604)
Operating profit / (loss)	41,241	78,970	16,465	14,030
Finance income	42,593	51,297	4,699	10,804
Finance costs	(3,748)	(7,943)	(5,391)	(10,204)
Profit / (loss) before income taxes	80,086	122,324	15,773	14,630
Income tax expense	(7,467)	(15,438)	(281)	(467)
Net profit / (loss) for the period	72,619	106,886	15,492	14,163
Earnings per share (in PLN)	1.28	1.88	0.27	0.25

(all amounts in PLN thousands unless otherwise indicated)

Stand-alone statement of changes in equity for three and six months ended 30 June 2005

	Share capital	Share premium	Other reserves	Retained earnings	Total equity
Three months ended 30 June 2005					
As at 31 March 2005	56,758	353,646	177	717,403	1,127,984
Dividend declared	-	-	-	(28,379)	(28,379)
Disposal of fixed assets	-	-	-	1	1
Net profit / (loss) for the period	-	-	-	72,619	72,619
As at 30 June 2005	56,758	353,646	177	761,644	1,172,225
Six months ended 30 June 2005					
As at 31 December 2004	56,758	353,646	180	683,133	1,093,717
Dividend declared	-	-	-	(28,379)	(28,379)
Disposal of fixed assets	-	-	(3)	4	1
Net profit / (loss) for the period	-	-	-	106,886	106,886
As at 30 June 2005	56,758	353,646	177	761,644	1,172,225
Twelve months ended 31 December 2004					
As at 31 December 2003	56,758	353,646	488	627,902	1,038,794
Change of accounting policy	-	-	-	(378)	(378)
Disposal of fixed assets	-	-	(308)	307	(1)
Net profit / (loss) for the period	-	-	-	55,302	55,302
As at 31 December 2004	56,758	353,646	180	683,133	1,093,717
Six months ended 30 June 2004					
As at 31 December 2003	56,758	353,646	488	627,902	1,038,794
Change of accounting policy	-	-	-	(378)	(378)
Disposal of fixed assets	-	-	(44)	44	-
Net profit / (loss) for the period	-	-	-	14,163	14,163
As at 30 June 2004	56,758	353,646	444	641,731	1,052,579

(all amounts in PLN thousands unless otherwise indicated)

Stand-alone cash flow statement for the three and six months ended 30 June 2005

	Three months ended 30 June 2005	Six months ended 30 June 2005	Three months ended 30 June 2004	Six months ended 30 June 2004
Cash flows from operating activities				
Profit / (loss) before income taxes	80,086	122,324	15,773	14,630
Adjustments for:				
Depreciation of property, plant and equipment	18,344	36,792	20,714	42,005
Amortization of intangible assets and goodwill	76	159	1,661	3,321
Foreign exchange (gain) / loss	(234)	(429)	185	(9)
Interest, net	2,105	2,098	2,052	1,335
(Profit) / loss on investing activities	(1,107)	(4,299)	4,318	6,016
Dividend income	(37,726)	(37,726)	(2,059)	(2,059)
(Decrease) / increase in provisions	3,443	2,906	(5,107)	(1,774)
(Increase) / decrease in inventories	6,089	5,144	136	2,371
(Increase) / decrease in receivables and prepayments	(2,393)	(37,397)	(27,538)	(28,692)
(Decrease) / increase in payables	(43)	18,554	8,442	3,289
(Decrease) / increase in deferred revenues and accruals	(383)	2,318	1,314	(2,412)
Other adjustments	(35)	60	148	17
Cash generated from operations	68,222	110,504	20,039	38,038
Income taxes (paid) / returned	(7,994)	(7,994)	(398)	(398)
Net cash from operating activities	60,228	102,510	19,641	37,640
Cash flows from investing activities				
Proceeds from sale of property, plant and equipment, and intangibles	5	84	16	19
Disposal of subsidiaries	-	2,198	-	-
Disposal of financial assets	723	723	-	-
Dividends received	2,726	2,726	2,059	2,059
Repayment of loans granted	282	10,573	107	370
Interest received	2,112	6,270	574	3,838
Acquisition of short-term securities	(45,619)	(25,914)	-	-
Other	-	-	333	330

(all amounts in PLN thousands unless otherwise indicated)

	Three months ended 30 June 2005	Six months ended 30 June 2005	Three months ended 30 June 2004	Six months ended 30 June 2004
Purchase of property plant and equipment, and intangibles	(5,765)	(9,229)	(1,980)	(8,995)
Acquisition of subsidiaries and associates and other investments in subsidiaries and associates	(705)	(708)	(1,166)	(3,562)
Acquisition of short-term financial assets	-	(10,000)	(6,355)	(26,768)
Loans granted	(6,929)	(8,412)	(3,364)	(5,989)
Other	(68)	(68)	-	-
Net cash used in investing activities	(53,238)	(31,757)	(9,776)	(38,698)
Cash flows from financing activities				
Interest paid	(2,175)	(4,602)	(2,128)	(4,129)
Other	(38)	(673)	(35)	(70)
Net cash used in financing activities	(2,213)	(5,275)	(2,163)	(4,199)
Net increase / (decrease) in cash and cash equivalents	4,777	65,478	7,702	(5,257)
Cash and cash equivalents				
At start of period	115,237	54,536	24,817	37,776
At end of period	120,014	120,014	32,519	32,519

Additional information to stand-alone financial statements of Agora SA

In the period from 1 January 2005 to 30 June 2005 the following impairment losses and provisions were changed:

- impairment loss for receivables: decrease by PLN 2,816 thousand (decrease by PLN 1,506 thousand),
- impairment loss for financial assets: increase by PLN 7,200 thousand (increase by PLN 8,134 thousand), including PLN 5,599 thousand for loans to Inforadio Sp. z o.o. and PLN 1,601 thousand for interests on loans granted,
- impairment loss for inventory: increase of PLN 1,001 thousand (increase by PLN 1,076 thousand),
- provision for restructuring: decrease by PLN 554 thousand (decrease by PLN 17 thousand),
- provision for certain and probable losses: increase by PLN 3,500 thousand.

Selected stand-alone financial data together with translation into EURO

	PLN thousand		EURO thousand	
	Six months ended 30 June 2005	Six months ended 30 June 2004	Six months ended 30 June 2005	Six months ended 30 June 2004
Sales	542,592	418,360	132,631	88,596
Operating profit / (loss)	78,970	14,030	19,303	2,971
Profit / (loss) before income taxes	122,324	14,630	29,901	3,098
Net profit / (loss) for the period	106,886	14,163	26,127	2,999
Net cash from operating activities	102,510	37,640	25,057	7,971
Net cash used in investing activities	(31,757)	(38,698)	(7,763)	(8,195)
Net cash used in financing activities	(5,275)	(4,199)	(1,289)	(889)
Net increase / (decrease) in cash and cash equivalents	65,478	(5,257)	16,005	(1,113)
Total assets	1,512,404	1,327,779	372,908	291,916
Non-current liabilities	193,262	168,830	47,652	37,118
Current liabilities	146,917	106,370	36,225	23,386
Equity	1,172,225	1,052,579	289,031	231,412
Share capital	56,758	56,758	13,995	12,478
Number of shares	56,757,525	56,757,525	56,757,525	56,757,525
Earnings per share (in PLN / in EURO)	1.88	0.25	0.46	0.05
Book value per share (in PLN / in EURO)	20.65	18.55	5.09	4.08

Warsaw, 4 August 2005

Wanda Rapaczynski – President of the Management Board ....

Piotr Niemczycki – Deputy President of the Management Board ....

Zbigniew Bak – Deputy President of the Management Board ....

Jarosław Szalinski – Member of the Management Board ....

Resolution of the Agora's Supervisory Board regarding the concise evaluation of the Company in 2004

AGORA SA

18-05-2005

With regard to the adoption by the Company of the "Corporate Governance" provisions resolved on the basis of § 27 of the Warsaw Stock Exchange S.A. by-laws, the Supervisory Board resolves as follows:

1. The Supervisory Board has evaluated the situation of the Company in 2004. The Supervisory Board has formulated its evaluation on the basis of the review of the Company's affairs and the discussions with the Management Board taking place systematically and during the quarterly Supervisory Board meetings held with the participation of the Management Board. The Supervisory Board has also taken into consideration the evaluation of the financial statements for the first half of 2004 and the financial year 2004 prepared by the Audit Committee, whose meetings were held with the participation of the representatives of the Company's auditor.

The Supervisory Board of the Company evaluated its situation in 2004 as very good. In comparison to 2003 the financial results of the Company have significantly improved, mainly due to successful implementation of new projects, restructuring of the Company and also growth of the advertising market. In particular, the Supervisory Board indicates that the liquidity of the Company is very good and the Company has very transparent financial reports. The EBITDA margin is a clear proof of the Company's healthy financial situation and a proof of the strengthening of the Company's position in the market.

In 2004 the Company appropriately exploited advertising market growth to strengthen its position. Gazeta Wyborcza has a solid position in terms of copy sales and advertising market share in spite of increased competitive pressure. The Company strengthened its position in the colour magazines market despite decreases of circulation which this market suffered. In outdoor advertising operations a dynamic increase of revenue and EBIDTA are recognized. The Supervisory Board approvingly observes the activity of the Company aimed at optimizing its radio sector operations. New projects - Avanti, book publications, rollout of the free newspaper "Metro" into a larger number of Polish cities - due to which the Company increased its scale of operations and revenues, gained Supervisory Board's recognition.

The Supervisory Board expresses its opinion, that the work undertaken in 2004 in respect to the Company's strategy, also with the participation of external consultants, will enable the use of effects of that work in the coming years, in which the positive phase of the advertising cycle is expected. The Supervisory Board and the Management Board of the Company commenced the long - term project regarding succession. In the opinion of the Supervisory Board this project will ensure a continuation of effective management of the Company in case of changes in the Management Board due to retirement of the President of the Management Board. For the purpose of the project the Supervisory Board established, from among its members, the Succession Committee.

2. The resolution comes into force as of the date of its taking.

Management Board recommendation on 2004 profit distribution

AGORA SA

18-05-2005

The Management Board of Agora SA hereby informs that, having received a positive opinion of the Supervisory Board, it shall submit to the Annual General Meeting of Shareholders a recommendation for payment of a dividend from the 2004 profits in the amount of PLN 0,50 (fifty Polish groszy) per share. Shareholders of record on July 5, 2005 shall be eligible to participate in the dividend payment and the dividend payment date shall be on September 2nd, 2005.

Simultaneously, together with the draft resolutions for the Annual General Shareholders Meeting convened for June 22, 2005 (see: current report dated May 18, 2005), the Management Board makes public its recommendation for the implementation of the Company's share repurchase and redemption program in the amount of PLN 120 million, to be executed before and until June 30, 2006.

After the Annual General Meeting of Shareholders approves the recommendation, and before the commencement of the Program, the Management Board shall publicly announce details concerning the Program, including its: objective, the commencement date and the duration of the Program, the maximum number of shares to be purchased and the maximum amount to be expended for the Program.

Draft resolutions of the AGM on June 22, 2005

AGORA SA

18-05-2005

The Management Board of Agora SA hereby announces draft resolutions, which the Management Board intends to submit to the Annual General Meeting of Shareholders convened for 22 June 2005:

"Resolution no.

Pursuant to the provisions of article 393 item 1 and 395 § 2 item 1 of the Commercial Companies Code and § 13 of the Company's Statute, the General Meeting of Shareholders resolves on approving the Management Board's report on the Company's activity and the financial statements for 2004".

"Resolution no

Pursuant to the provisions of article 55 and article 63 c section 4 of the Accounting Act, the General Meeting of Shareholders resolves on approving the consolidated financial statement of the Company and its affiliate or associated companies, and the report on the Group activity in 2004".

"Resolution no.

on the distribution of Company's net profit for fiscal year 2004 and the Company's reserve capital.

§ 1

General Meeting of Shareholders hereby resolves to distribute the net profit represented in the Company's financial statements for 2004 of PLN 55,301,818.43 (say: fifty five million three hundred one thousand eight hundred eighteen 43/100) in the following way:

1) To approve the dividend payment of PLN 0.50 (say: fifty Polish groszy) per share.

2) The remaining part of the Company's net profit for the fiscal year 2004 shall increase the Company's reserve capital.

§ 2

Shareholders of record on July 5, 2005 shall be eligible to participate in the dividend payment.

§ 3

The dividend payment date shall be on September 2, 2005.

§ 4

The General Meeting of Shareholder hereby resolves to allocate PLN 120 million (say: one hundred twenty million) of the Company's reserve capital, from the current and past fiscal years profits, for the implementation by the Company's Management Board of the share repurchase program, to be adopted by the General Shareholders Meeting dated June 22, 2005.

"Resolution no.

concerning adoption of share repurchase program and establishing the terms and conditions of their redemption

§ 1

The General Shareholders Meeting hereby grants the authorization to the Company's Management Board to purchase the Company's shares for the purpose of their redemption and decrease of the Company's share capital according to terms and conditions contained in this resolution (hereinafter referred to as "Program").

§ 2

1. The Program pertains to Company's shares listed on the main market of the Warsaw Stock Exchange(hereinafter referred to as "WSE").

2. The Management Board shall be authorized to execute the Program until the earlier of June 30, 2006, or until the funds allocated for the execution of the program upon resolution No. 3 of the Ordinary Shareholders' Meeting dated June 22, 2005, are consumed.

3. Acting in the best interest of the Company, the Management Board may, upon the consent of the Company's Supervisory Board, terminate the execution of the Program before the expiration of authorization granted by the General Meeting of Shareholders.

4. The total number of shares purchased by the Company in execution of the Program may not exceed 10 % amount of the Company's share capital, determined as of the last day of the Program.

5. The price for which the Company purchases its shares shall not be the higher of the following two values: the price of the last independent trade and the highest current independent offer in transactions executed during WSE trading sessions.

6. The number of shares purchased by the Company on any day of the Program cannot exceed 25% of the relevant average daily trading volume of trade in Agora shares within 20 days prior to that purchase day.

§ 3

1. Prior to the commencement of the Program, the Management Board shall publicly announce:

a. the objective of the Program;

b. the day on which the Company shall start purchasing shares (The Program Commencing Day);

c. the duration of the Program within the limits indicated in § 2 section 2 of this resolution;

d. the maximum number of shares that can be purchased by the Company during the Program within the limit defined in § 2 item 4 of this resolution;

e. the maximum amount that the Company shall intend to allocate for the purchase of its shares during the Program in accordance with the resolution No. 3 of the General Meeting dated June 22, 2005 on the distribution of profit and allocation of the Company's reserve capital;

f. the maximum daily limit on the number of purchased shares expressed as a percentage in accordance with § 2 section 6 of this resolution;

g. any other relevant additional terms of the Program, as approved by the Supervisory Board.

2. After the Program is completed the Management Board shall convene the General meeting of Shareholders in order to adopt the resolution on redemption of the shares purchased during the program and on the decrease of the Company's share capital.

"Resolution no.

Pursuant to the provisions of article 395 § 2 item 3 of the Commercial Companies Code and § 13 of the Company's Statute, the General Meeting of Shareholders resolves, in accordance with the recommendation of the Supervisory Board, to grant approval to the Management Board member, Mrs. Wanda Rapaczynski, of the performance of her duties in 2004".

"Resolution no.

Pursuant to the provisions of article 395 § 2 item 3 of the Commercial Companies Code and § 13 of the Company's Statute, the General Meeting of Shareholders resolves, in accordance with the recommendation of the Supervisory Board, to grant approval to the Management Board member, Mr. Piotr Niemczycki, of the performance of his duties in 2004".

"Resolution no.

Pursuant to the provisions of article 395 § 2 item 3 of the Commercial Companies Code and § 13 of the Company's Statute, the General Meeting of Shareholders resolves, in accordance with the recommendation of the Supervisory Board, to grant approval to the Management Board member, Mrs. Helena Łuczywo, of the performance of her duties in 2004".

"Resolution no.

Pursuant to the provisions of article 395 § 2 item 3 of the Commercial Companies Code and § 13 of the Company's Statute, the General Meeting of Shareholders resolves, in accordance with the recommendation of the Supervisory Board, to grant approval to the Management Board member, Mr. Zbigniew Bąk, of the performance of his duties in 2004".

"Resolution no.

Pursuant to the provisions of article 395 § 2 item 3 of the Commercial Companies Code and § 13 of the Company's Statute, the General Meeting of Shareholders resolves, in accordance with the recommendation of the Supervisory

Board, to grant approval to the Management Board member, Mr. Jarosław Szaliński, of the performance of his duties in 2004".

"Resolution no.

Pursuant to the provisions of article 395 § 2 item 3 of the Commercial Companies Code, and § 13 of the Company's Statute, the General Meeting of Shareholders resolves to grant approval to the Member of the Supervisory Board Mrs. Anna Fornalczyk of the performance of her duties in the financial year 2004".

"Resolution no.

Pursuant to the provisions of article 395 § 2 item 3 of the Commercial Companies Code and § 13 of the Company's Statute, the General Meeting of Shareholders resolves to grant approval to the Member of the Supervisory Board Mr. Stanisław Sołtysiński of the performance of his duties in the financial year 2004".

"Resolution no.

Pursuant to the provisions of article 395 § 2 item 3 of the Commercial Companies Code and § 13 of the Company's Statute, the General Meeting of Shareholders resolves to grant approval to the Member of the Supervisory Board Mr. Tomasz Sielicki of the performance of his duties in the financial year 2004".

"Resolution no.

Pursuant to the provisions of article 395 § 2 item 3 of the Commercial Companies Code and § 13 of the Company's Statute, the General Meeting of Shareholders resolves to grant approval to the Member of the Supervisory Board Mr. Louis Zachary of the performance of his duties in the financial year 2004".

"Resolution no.

Pursuant to the provisions of article 395 § 2 item 3 of the Commercial Companies Code and § 13 of the Company's Statute, the General Meeting of Shareholders resolves to grant approval to the Member of the Supervisory Board Mr. Sandford Schwartz of the performance of his duties in the financial year 2004".

"Resolution no.

Pursuant to Article 385, §1 of the Commercial Companies Code as well as §18 point 2, §20 point 2 letter c and §21 point 2 of the Company Statutes, the General Meeting resolves to appoint .the Chairman of the Supervisory Board of Agora SA for a three year term of office."

"Resolution no.

Pursuant to the provisions of article 430 of the Commercial Companies Code, the General Meeting of Shareholders resolves to amend the Company's Statute in the following manner:

§ 19 section 1 item a

current wording:

" 1. a) setting the remuneration of the members of the Management Board payable by the Company, and representing the Company in agreements and disputes with the members of the Management Board."

proposed wording:

"1. a) setting the remuneration and/or other benefits of the members of the Management Board payable or to be granted by the Company or its Affiliate, referred to in point b) below, and representing the Company in agreements and disputes with the members of the Management Board."

§ 19 section 1 item c

current wording:

"c) approving an auditor selected by the Management Board to review the Company's financial statements, unless the same auditor reviewed the financial statements for the year preceding the given financial year."

proposed wording:

"c) choosing an auditor to review the Company's financial statements for the financial years indicated in the resolution concerning the choice of the auditor, provided, however, that the number of the successive financial years may not be less than 3 (three); the Supervisory Board, at the motion of the Management Board or for other important reasons, may shorten the period for which the auditor was selected, simultaneously choosing a new expert auditor in the place of the current one."

§ 19 section 1 item d is added

proposed wording:

d) granting consent to exercise, in a defined way, the right to vote by the Company during the general meeting of shareholders of its subsidiaries as defined in the Law on Public Trading of Securities and enforcement regulations issued on the basis thereof, in case of resolutions concerning remuneration or benefits, as defined in point a) above."

§ 24 section 2

current wording:

"2. Resolutions concerning granting consent to enter into agreements referred to in § 19 hereof shall require at least one "for" vote cast by the members referred to in § 20, Section 4, provided further that such resolution shall require that any member of the Supervisory Board having any interest therein shall not be entitled to vote in favour of such resolution"

proposed wording:

"2. Resolutions concerning granting consent to enter into agreements referred to in § 19 hereof shall require approval by the majority of members referred to in § 20, Section 4, provided further that such resolution shall require that any member of the Supervisory Board having any interest therein shall not be entitled to vote in favour of such resolution."

"Resolution no.

Pursuant to article 430 of the Commercial Companies Code and article 9 section 4 of the Act of 20 August 1997on the National Court Registry, the General Meeting of Shareholders hereby approves the unified text of the Company's Statute, which includes the amendments approved by the resolution no. of the General Meeting of Shareholders:

Statute of Agora joint stock company

Due to the small number of amendments to the Company's statute, the Company decided not to publish the unified text of the statute.

Notice of AGM

AGORA SA

18-05-2005

The Management Board of Agora SA with its registered seat in Warsaw, ul. Czerska 8/10 (the Company), acting pursuant to Art. 395 and 399 § 1 of the Commercial Companies Code, hereby convenes for 22 June 2005, at 11:00 hours Annual General Meeting of Shareholders which will be held in Warsaw at ul. Czerska 8/10.

Agenda:

1) Opening of the Meeting;

2) Election of the chairman of the General Meeting and other formal and procedural items;

3) The Management Board presentation of the annual financial statements and the Management Board report on the Company's operations for 2004, and of the consolidated financial statements and report of the Group's activities in the fiscal year 2004;

4) Review and adoption of the annual financial statements and the Management Board's report of the Company's operations in the fiscal year 2004;

5) Review and adoption of the annual financial statements and the report of the Group's activities in the fiscal year 2004;

6) Adoption of the resolution on the division of profit for the fiscal year 2004;

7) Adoption of the resolution on the implementation of the Company's share repurchase and redemption program;

8) Adoption of resolutions on approving the Management Board's performance of their duties in 2004;

9) Adoption of the resolutions on approving the Supervisory Board's performance of their duties in 2004;

10) Adoption of the resolution on the appointment of Chairman of the Supervisory Board due to the completion of the current term of office;

11) Adoption of the resolution on amending the remuneration of the Supervisory Board members;

12) Adoption of the resolution on amending the Company's statute;

13) Adopting the unified text of the Company's statute;

14) Closing of the General Meeting of Shareholders.

Pursuant to Art. 402 of the Commercial Companies Code, the proposed changes to the statute are as follows:

§ 19 section 1 item a

current wording:

" 1. a) setting the remuneration of the members of the Management Board payable by the Company, and representing the Company in agreements and disputes with the members of the Management Board."

proposed wording:

"1. a) setting the remuneration and/or other benefits of the members of the Management Board payable or to be granted by the Company or its Affiliate, referred to in point b) below, and representing the Company in agreements and disputes with the members of the Management Board."

§ 19 section 1 item c

current wording:

"c) approving an auditor selected by the Management Board to review the Company's financial statements, unless the same auditor reviewed the financial statements for the year preceding the given financial year."

proposed wording:

"c) choosing an auditor to review the Company's financial statements for the financial years indicated in the resolution concerning the choice of the auditor, provided, however, that the number of the successive financial years may not be less than 3 (three); the Supervisory Board, at the motion of the Management Board or for other important reasons, may

shorten the period for which the auditor was selected, simultaneously choosing a new expert auditor in the place of the current one."

§ 19 section 1 item d is added

proposed wording:

d) granting consent to exercise, in a defined way, the right to vote by the Company during the general meeting of shareholders of its subsidiaries as defined in the Law on Public Trading of Securities and enforcement regulations issued on the basis thereof, in case of resolutions concerning remuneration or benefits, as defined in point a) above."

§ 24 section 2

current wording:

"2. Resolutions concerning granting consent to enter into agreements referred to in § 19 hereof shall require at least one "for" vote cast by the members referred to in § 20, Section 4, provided further that such resolution shall require that any member of the Supervisory Board having any interest therein shall not be entitled to vote in favour of such resolution"

proposed wording:

"2. Resolutions concerning granting consent to enter into agreements referred to in § 19 hereof shall require approval by the majority of members referred to in § 20, Section 4, provided further that such resolution shall require that any member of the Supervisory Board having any interest therein shall not be entitled to vote in favour of such resolution."

The proposed unified text of the Company's statute with the indication of the above changes can be found at www.agora.pl in the "Investor Relations" section.

The Management Board of the Company informs that the shareholders who submit deposit receipts issued as a confirmation of the ownership of Agora SA shares and the number of deposited shares, stating that the shares will be blocked until the end of the General Meeting, will be entitled to participate in the General Meeting of Shareholders.

The deposit receipts mentioned above shall be submitted to the Company's Secretary, in Warsaw at ul. Czerska 8/10 by June 15, 2005, by 17:00 hours.

Change in the number of shares of Agora held by Cox Poland Investments, Inc.

AGORA SA

25-05-2005

Pursuant to article 147 of the Law on Public Trading in Securities, on May 25, 2005 Agora SA received a notification regarding sale of 112,307 shares of Agora's stock by Cox Poland Investments, Inc. ("Cox"), constituting 0.19% of the share capital of Agora. The transfer of shares of Agora has been made off the regulated market, based on the consent of the Polish Securities and Exchange Commission issued on October 12, 2004. As a result of the transfer of shares in Agora, Cox became an owner of less than 5% of share capital of Agora.

Notification indicates that subsequent to the above sale, Cox now holds 2,833,311 shares of Agora, constituting 4.99 % of the share capital of Agora. Shares owned by Cox entitle it to execute 3,733,174 votes during the Annual General Meeting of the Shareholders (4.99% of the total number of votes during the Annual General Meeting of Shareholders).

Member of the board announces stock sale

AGORA SA

06-06-2005

The Management Board of Agora SA with its seat in Warsaw (the Company) hereby announces that on June 3, 2005 a Management Board Member was informed by the broker about the sale of 10,500 ordinary bearer shares of Agora SA in performance of orderly disposal agreement entered into on the December 20, 2004 (see: current report no. 39/2004). The sale of shares took place during Warsaw Stock Exchange trading sessions between May 30 and June 3, 2005. The sale price stood at PLN 68.31 per share. Agora reminds that the orderly disposal agreement entered into on December 20, 2004 entails an orderly disposal of 330,000 Company's shares throughout 2005, which constituted 10.5% of all shares held by the Management Board Members on the date of orderly disposal agreement execution.

Member of the board announces stock sale

06-06-2005

The Management Board of Agora SA with its seat in Warsaw (the Company) hereby announces that on June 3, 2005 a Management Board Member was informed by the broker about the sale of 4,000 ordinary bearer shares of Agora SA in performance of orderly disposal agreement entered into on the December 20, 2004 (see: current report no. 39/2004). The sale of shares took place during Warsaw Stock Exchange trading sessions between May 30 and June 2, 2005. The sale price stood at PLN 68.77 per share. Agora reminds that the orderly disposal agreement entered into on December 20, 2004 entails an orderly disposal of 330,000 Company's shares throughout 2005, which constituted 10.5% of all shares held by the Management Board Members on the date of orderly disposal agreement execution.

Draft resolution for the AGM on June 22, 2005

AGORA

10-06-2005

As addendum to draft resolutions for the Annual General Meeting of Shareholders of Agora SA (the "Company") convened for June 22, 2005 at the Company's registered seat, published in a current report dated 18 May 2005 (RB no. 28/2005), the Management Board of Agora SA informs that today the Company received from Agora - Holding Sp. z o.o. (a company holding at least 10% of the Company's share capital) a draft resolution to be submitted to a vote during point 11 of the agenda of the said General Meeting of Shareholders - "Adoption of the resolution on amending the remuneration of the Supervisory Board members". Point 11 has been included in the agenda of the said General Meeting of Shareholders at the request of Agora - Holding Sp. z o.o., made in accordance with Article. 400 § 1 of the Polish Commercial Companies Code.

"Resolution

Pursuant to § 15, section 2, subsection b of the Company Statute, the General Meeting of Shareholders resolves as follows:

1) Commencing on July 1, 2005, to establish the monthly remuneration of Supervisory Board members at:

a) PLN 9,000 (say: nine thousand zlotys) for the Chairman of the Supervisory Board,

b) PLN 6,000 (say: six thousand zlotys) for each of the other members of the Supervisory Board.

2) Commencing on July 1, 2005, the Company shall reimburse travel expenses to the members of the Supervisory Board incurred in relation with attending Supervisory Board meetings.

3) As of June 30, 2005 the resolution of the General Meeting of June 27, 2001 on the terms and conditions of remunerating Supervisory Board members shall be no longer valid."

Member of the board announces stock sale AGORA SA

13-06-2005

The Management Board of Agora SA with its seat in Warsaw (the Company) hereby announces that on June 10, 2005 a Management Board Member was informed by the broker about the sale of 2,000 ordinary bearer shares of Agora SA in performance of orderly disposal agreement entered into on the December 20, 2004 (see: current report no. 39/2004). The sale of shares took place during Warsaw Stock Exchange trading sessions between June 7 and June 10, 2005. The sale price stood at PLN 66.30 per share. Agora reminds that the orderly disposal agreement entered into on December 20, 2004 entails an orderly disposal of 330,000 Company's shares throughout 2005, which constituted 10.5% of all shares held by the Management Board Members on the date of orderly disposal agreement execution.

Member of the board announces stock sale AGORA SA

13-06-2005

The Management Board of Agora SA with its seat in Warsaw (the Company) hereby announces that on June 10, 2005 a Management Board Member was informed by the broker about the sale of 20,000 ordinary bearer shares of Agora SA in performance of orderly disposal agreement entered into on the December 20, 2004 (see: current report no. 39/2004). The sale of shares took place during Warsaw Stock Exchange trading sessions between June 7 and June 10, 2005. The sale price stood at PLN 66.22 per share. Agora reminds that the orderly disposal agreement entered into on December 20, 2004 entails an orderly disposal of 330,000 Company's shares throughout 2005, which constituted 10.5% of all shares held by the Management Board Members on the date of orderly disposal agreement execution.

Resolutions of the AGM on June 22, 2005

AGORA SA

23-06-2005

The Management Board of Agora SA hereby announces the resolutions of the Annual General Meeting of Shareholders held on June 22, 2005:

"Resolution no. 1

Pursuant to the provisions of article 393 item 1 and 395 § 2 item 1 of the Commercial Companies Code and § 13 of the Company's Statute, the Annual General Meeting of Shareholders resolves on approving the Management Board's report on the Company's activity and the financial statements for 2004".

"Resolution no 2

Pursuant to the provisions of article 55 and article 63 c section 4 of the Accounting Act, the Annual General Meeting of Shareholders resolves on approving the consolidated financial statement of the Company and its affiliates or associated companies, and the report on the Group activity in 2004".

"Resolution no. 3

on the distribution of Company's net profit for fiscal year 2004 and the Company's reserve capital.

§ 1

Pursuant to the provisions of article 395 § 2 item 2 of the Commercial Companies Code and § 13 of the Company's Statute the Annual General Meeting of Shareholders hereby resolves to distribute the net profit represented in the Company's financial statements for 2004 in the amount of PLN 55,301,818.43 (say: fifty five million three hundred one thousand eight hundred eighteen 43/100 zlotys) in the following manner:

1) To approve the dividend payment of PLN 0.50 (say: fifty Polish groszy) per share.

2) The remaining part of the Company's net profit for the fiscal year 2004 shall increase the Company's reserve capital.

§ 2

Shareholders of record on July 5, 2005 shall be eligible to participate in the dividend payment.

§ 3

The dividend payment date shall be on September 2, 2005.

§ 4

The Annual General Meeting of Shareholders hereby resolves to allocate PLN 120 million (say: one hundred twenty million) of the Company's reserve capital, from the current and past fiscal years profits, for the implementation by the Company's Management Board of the share repurchase program, to be adopted by the Annual General Meeting of Shareholders dated June 22, 2005.

"Resolution No. 4

concerning adoption of share repurchase program and establishing the terms and conditions of their redemption

§ 1

The Annual General Meeting of Shareholders hereby grants the authorization to the Company's Management Board to purchase the Company's shares for the purpose of their redemption and decrease of the Company's share capital according to terms and conditions contained in this resolution (hereinafter referred to as "Program").

§ 2

1. The Program pertains to the Company's shares listed on the main market of the Warsaw Stock Exchange (hereinafter referred to as "WSE").

2. The Management Board shall be authorized to execute the Program until the earlier of June 30, 2006, or until the funds allocated for the execution of the Program upon resolution No. 3 of the Annual General meeting of Shareholders dated June 22, 2005, are consumed.

3. Acting in the best interest of the Company, the Management Board may, upon the consent of the Company's

Supervisory Board, terminate the execution of the Program before the expiration of authorization granted by the Annual General Meeting of Shareholders.

4. The total number of shares purchased by the Company in execution of the Program may not exceed 10 % amount of the Company's share capital, determined as of the last day of the Program.

5. The price for which the Company purchases its shares shall not be the higher of the following two values: the price of the last independent trade and the highest current independent offer in transactions executed during WSE trading sessions.

6. The number of shares purchased by the Company on any day of the Program cannot exceed 25% of the relevant average daily trading volume of trade in Agora shares within 20 days prior to that purchase day.

§ 3

1. Prior to the commencement of the Program, the Management Board shall publicly announce:

a. the objective of the Program;

b. the day on which the Company shall start purchasing shares (The Program Commencing Day);

c. the duration of the Program within the limits indicated in § 2 section 2 of this resolution;

d. the maximum number of shares that can be purchased by the Company during the Program within the limit defined in § 2 item 4 of this resolution;

e. the maximum amount that the Company shall intend to allocate for the purchase of its shares during the Program in accordance with the resolution No. 3 of the Annual General Meeting of Shareholders dated June 22, 2005 on the distribution of profit and allocation of the Company's reserve capital;

f. the maximum daily limit on the number of purchased shares expressed as a percentage in accordance with § 2 section 6 of this resolution;

g. any other relevant additional terms of the Program, as approved by the Supervisory Board.

2. After the Program is completed the Management Board shall convene the General Meeting of Shareholders in order to adopt the resolution on redemption of the shares purchased during the program and on the decrease of the Company's share capital.

"Resolution no. 5

Pursuant to the provisions of article 395 § 2 item 3 of the Commercial Companies Code and § 13 of the Company's Statute, the Annual General Meeting of Shareholders resolves, in accordance with the recommendation of the Supervisory Board, to grant approval to the Management Board member, Mrs. Wanda Rapaczynski, of the performance of her duties in 2004".

"Resolution no. 6

Pursuant to the provisions of article 395 § 2 item 3 of the Commercial Companies Code and § 13 of the Company's Statute, the Annual General Meeting of Shareholders resolves, in accordance with the recommendation of the Supervisory Board, to grant approval to the Management Board member, Mr. Piotr Niemczycki, of the performance of his duties in 2004".

"Resolution no. 7

Pursuant to the provisions of article 395 § 2 item 3 of the Commercial Companies Code and § 13 of the Company's Statute, the Annual General Meeting of Shareholders resolves, in accordance with the recommendation of the Supervisory Board, to grant approval to the Management Board member, Mrs. Helena Łuczywo, of the performance of her duties in 2004".

"Resolution no. 8

Pursuant to the provisions of article 395 § 2 item 3 of the Commercial Companies Code and § 13 of the Company's Statute, the Annual General Meeting of Shareholders resolves, in accordance with the recommendation of the Supervisory Board, to grant approval to the Management Board member, Mr. Zbigniew Bąk, of the performance of his duties in 2004".

"Resolution no. 9

Pursuant to the provisions of article 395 § 2 item 3 of the Commercial Companies Code and § 13 of the Company's Statute, the Annual General Meeting of Shareholders resolves, in accordance with the recommendation of the Supervisory Board, to grant approval to the Management Board member, Mr. Jarosław Szaliński, of the performance of

his duties in 2004".

"Resolution no. 10

Pursuant to the provisions of article 395 § 2 item 3 of the Commercial Companies Code, and § 13 of the Company's Statute, the Annual General Meeting of Shareholders resolves to grant approval to the Member of the Supervisory Board Mrs. Anna Fornalczyk of the performance of her duties in the financial year 2004".

"Resolution no. 11

Pursuant to the provisions of article 395 § 2 item 3 of the Commercial Companies Code and § 13 of the Company's Statute, the Annual General Meeting of Shareholders resolves to grant approval to the Member of the Supervisory Board Mr. Stanisław Sołtysiński of the performance of his duties in the financial year 2004".

"Resolution no. 12

Pursuant to the provisions of article 395 § 2 item 3 of the Commercial Companies Code and § 13 of the Company's Statute, the Annual General Meeting of Shareholders resolves to grant approval to the Member of the Supervisory Board Mr. Tomasz Sielicki of the performance of his duties in the financial year 2004".

"Resolution no. 13

Pursuant to the provisions of article 395 § 2 item 3 of the Commercial Companies Code and § 13 of the Company's Statute, the Annual General Meeting of Shareholders resolves to grant approval to the Member of the Supervisory Board Mr. Louis Zachary of the performance of his duties in the financial year 2004".

"Resolution no. 14

Pursuant to the provisions of article 395 § 2 item 3 of the Commercial Companies Code and § 13 of the Company's Statute, the Annual General Meeting of Shareholders resolves to grant approval to the Member of the Supervisory Board Mr. Sandford Schwartz of the performance of his duties in the financial year 2004".

"Resolution no. 15

Pursuant to Article 385 § 1 of the Commercial Companies Code as well as § 18 item 2 and § 20 item 1 letter c of the Company Statute, the Annual General Meeting resolves to appoint Professor Stanislaw Soltysinski the Chairman of the Supervisory Board of Agora SA."

"Resolution no. 16

Pursuant to §15, section 2, letter b of the Company Statutes, the Annual General Meeting resolves as follows:

1) commencing on July 1, 2005, to establish the remuneration of Supervisory Board members at:

a) PLN 9 000 (say: nine thousand zlotys) for the Chairman of the Supervisory Board,

b) PLN 6 000 (say: six thousand zlotys) for each of the other members of the Supervisory Board.

2) commencing on July 1, 2005, the Company shall reimburse travel expenses to the members of the Supervisory Board incurred in relation with attending Supervisory Board Meetings.

3) as of 30 June 2005, the resolution of the Annual General Meeting of 27 June 2001 on the terms and conditions of remunerating the Supervisory Board members shall be no longer valid."

"Resolution no. 17

Pursuant to the provisions of article 430 of the Commercial Companies Code, the Annual General Meeting of Shareholders resolves to amend the Company's Statute in the following manner:

§ 19 section 1 item a

"1. a) setting the remuneration and/or other benefits of the members of the Management Board payable or to be granted by the Company or its Affiliate, referred to in item b) below, and representing the Company in agreements and disputes with the members of the Management Board."

§ 19 section 1 item c

"c) choosing an auditor to review the Company's financial statements for the financial years indicated in the resolution concerning the choice of the auditor, provided, however, that the number of the successive financial years may not be less than 3 (three); the Supervisory Board, at the motion of the Management Board or for other important reasons, may shorten the period for which the auditor was selected, simultaneously choosing a new expert auditor in the place of the current one."

§ 19 section 1 item d is added

d) granting consent to exercise, in a defined way, the right to vote by the Company during the general meeting of shareholders of its subsidiaries as defined in the Law on Public Trading of Securities and enforcement regulations issued on the basis thereof, *in case of resolutions concerning remuneration or benefits, as defined in point a) above."*

§ 24 section 2

"2. Resolutions concerning granting consent to enter into agreements referred to in § 19 hereof shall require approval of the majority of members referred to in § 20 section 4, provided further that no member of the Supervisory Board having any interest therein shall be entitled to vote in favour of such resolution."

"Resolution no. 18

Pursuant to article 430 of the Commercial Companies Code and article 9 section 4 of the Act of 20 August 1997on the National Court Registry, the Annual General Meeting of Shareholders hereby approves the unified text of the Company's Statute, which includes the amendments approved by the resolution no. 17 of the Annual General Meeting of Shareholders:

Statute of Agora joint stock company

I. GENERAL PROVISIONS

§ 1

The Company shall operate under the name of "AGORA, Spółka Akcyjna", hereinafter referred to as the "Company".

§ 2

The Company was created as a result of the transformation of a company under the name of "Agora - Gazeta", a limited liability company headquartered in Warsaw, entered into the Commercial Register under the number of RHB 25478, kept by the District Court for the capital city of Warsaw, XVI Economic Department.

§ 3

The Company's registered seat shall be in the capital city of Warsaw.

§ 4

1. The Company shall operate within the territory of Poland and abroad.

2. Within the territory of its operation, the Company may establish branch offices and other organizational units, establish companies and join existing companies, as well as participate in all organizational and legal arrangements permitted under law.

II. SCOPE OF BUSINESS

§ 5

1. The scope of Company's business shall be:

1) newspaper publishing (22.12.Z);

2) book publishing (22.11.Z);

3) publishing magazines and periodicals (22.13.Z);

4) other publishing operations (22.15.Z);

5) newspaper printing (22.21.Z);

6) all other types of printing, otherwise not classified (22.22.Z);

7) composition of text and printing plates (22.24.Z);

8) other services related to printing (22.25.Z);

9) advertising (74.40.Z);

10) radio and television operations (92.20.Z);

11) releasing audio recordings (22.14.Z);

12) making films and video recordings (92.11.Z);

13) distribution of films and video recordings (92.12.Z);

14) rendering services related to installation, repair and maintenance of television and radio transmitters (32.20.B);

15) rendering services related to installation, repair and maintenance of professional radio and television equipment as well as all equipment necessary to steer sound and picture (32.30.B);

16) data processing (72.30.Z);

17) software related activities (72.20.Z);

18) rendering computer hardware related advice (72.10.Z);

19) fixed line telephony and telegraphy (64.20.A);

20) data transmission and data communications (64.20.C);

21) other telecommunication services (64.20.G);

22) market research and opinion polls (74.13.Z);

23) operating galleries and exhibition halls (92.31.E);

24) retail sale of books, newspapers, stationery articles (52.47.Z);

25) operation related to lotteries as well as sports and other bets placement (92.71.Z);

26) other sports related operations (92.62.Z);

27) other commercial operations otherwise unclassified (74.84.B);

28) operations related to holding management (74.15.Z);

29) accounting and book keeping operations (74.12.Z);

30) advisory services related to conducting commercial activities and management (74.14.A);

31) development and sale of real estate in its own name (70.11.Z);

32) purchase and sale of real estate in its own name (70.20.Z);

33) lease of real estate in its own name (70.20.Z);

34) management of real properties used for housing purposes (70.32.A);

35) management of real properties used for non-housing purposes (70.32.B);

36) other forms of granting credit facilities (65.22.Z);

37) other financial agency services, otherwise unclassified (65.23.Z);

38) carrying on activities of an information agency (92.40.Z);

39) carrying on activities related to data bases (72.40.Z);

40) carrying on activities related to archives (92.51.C);

41) operations of agents specialising in sale of specific type of goods or a specific group of goods, otherwise unclassified (51.18.Z);

42) operations of agents dealing in sale of various types of goods (51.19.Z).

2. The operations referred to in the above section may be conducted on the Company's own account and on the account of others, including in cooperation with domestic and foreign entrepreneurs.

§ 6

Subject to applicable laws, an amendment to the Company's scope of business may be made without the requirement

to purchase shares from those shareholders who do not agree to such amendment.

III. SHARE CAPITAL. SHARES

§ 7

1. The share capital of the Company amounts to 56,757,525 (fifty six million seven hundred fifty seven and five hundred twenty five) zloty and is divided 56,757,525 (fifty six million seven hundred fifty seven and five hundred twenty five) series A, B, C, D, E and F shares with a nominal value of 1 (one) zloty each, including:

a) 4,281,600 (four million two hundred eighty one thousand six hundred) registered series A shares numbered from No. A000001 to No. A4281600;

b) 39,108,900 (thirty nine million one hundred and eight thousand nine hundred) registered series B shares numbered from No. B000001 to No. B39108900;

c) 750,000 (seven hundred and fifty thousand) registered series C shares numbered from No. C000001 to No. C750000;

d) 2,267,025 (two million two hundred sixty seven thousand twenty five) registered series D shares numbered from No. D0000001 to No. D2267025;

e) 9,000,000 (nine million) bearer series E shares numbered from No. E0000001 to No. E9000000;

f) 1,350,000 (one million three hundred fifty thousand) bearer series F shares numbered from No. F0000001 to No. F1350000;

2. Shares listed in Section 1 item 1 letter a) to c) of this paragraph shall be registered shares subscribed by the shareholders as part of the Company's transformation from a limited liability company into a joint stock company referred to in § 2 herein.

3. Subject to the provisions of §17 herein, series A and C shares shall be preferred shares in that each such share shall entitle its holder to five votes at the General Meeting of the Shareholders.

4. The series A shares shall also enjoy preferences defined in §11, section 1 and section 6, §21, section 2, letter a), point (i), §22, section 1, §28, section 2, §30, section 1 and §31, section 1.

§ 8

1. In the period until June 30th, 2007 , the Company's Management Board shall be authorised to make one or several increases of the share capital by a total amount not greater than PLN 42,568,143 (authorised capital).

2. Management Board resolutions relating to delivery of shares in exchange for in-kind contributions shall not require consent of the Supervisory Board.

3. Subject to Section 4 within the limits of the authorised capital, the Management Board shall have the right to waive or to limit the preemptive rights upon consent of the Supervisory Board.

4. Authorisation, which is mentioned in the Section 3 above, is not applicable in case of increases of share capital which are to be offered to (i) individuals who currently work or who have worked on behalf of the Company or entities affiliated with the Company, pursuant to a contract of employment or other agreement such as mandate agreement or agreement for performance of a specific task or other agreement having similar effects, in the opinion of the Management Board, to a contract of employment, or (ii) an entity which will provide the shares subscribed thereby to persons referred to in point (i).

5. Share capital increases referred to in Section 1, may also be executed by way of issuance of subscription warrants with maturity date no longer than the period specified in section 1.

§ 9

The Company may issue bonds, including bonds convertible into shares.

§ 9a

1. The Company's shares may be redeemed on shareholder's consent by way of their purchase by the Company (voluntary redemption).

2. The purchase of Company's shares for the purpose of their redemption requires the consent of the General Meeting of Shareholders.

3. Redemption of the Company's shares requires a resolution of the General Meeting of Shareholders, subject to the provisions of Art. 363 paragraph 5 of the Commercial Companies Code.

4. The resolution referred to in the previous section shall define in particular:

1) legal basis for redemption of shares,

2) amount of compensation to be vested in the owner of redeemed shares or a justification of redemption of shares without compensation,

3) way of share capital decrease.

§ 10

1. Bearer shares may not be converted into registered shares.

2. Conversion of registered series A, B and C shares to bearer shares shall be made within 30 days from the date of filing an application by the shareholder holding such shares, subject to this paragraph and §11 of the Statutes.

3. Subject to Sections 4 and 5 of this paragraph, series B shares numbered from No. B 000 001 to No. B 18 865 900 may be converted into bearer shares not earlier than after the following dates:

a) after July 1st, 2000, 20% of series B shares held by each shareholder on the date such shares were admitted to public trading, may be converted into bearer shares;

b) after July 1st, 2001, further 10% of series B shares held by each shareholder on the day such shares were admitted to public trading may be converted into bearer shares (a total of 30% of shares), and then after July 1st of each subsequent calendar year, the number of series B shares of each shareholder which will be available for conversion into bearer shares, will increase by 10% of the overall number of series B shares held by each shareholder on the date such shares were admitted to public trading.

4. Conversion of series B shares numbered from No. B 000 001 to No. B 18 865 900 into bearer shares may be made prior to the termination of the dates referred to in Section 3 above in the event of:

(i) the shareholder holding series B shares of such numbers acquiring retiree status provided that this shareholder has reached the age of 60 in case of women and 65 in case of men,

(ii) the shareholder holding shares of such numbers acquiring the right to benefits from social insurance fund, because of full inability to work or

(iii) death of shareholders holding shares with such numbers or

(iv) acquisition of such shares by a shareholder holding all the series A shares or another person appointed by the Company.

(v) Company's Management Board's consents for conversion of a specific number of such shares.

4'. Management Board of the Company may approve conversion of series B shares numbered from No. B 000 001 to No. B 18 865 900 into bearer shares in the event of the shareholder holding series B shares of such numbers acquiring retiree status even if this shareholder has not reached the age referred to in section 4 point (i) or in case of reaching this age by such shareholder without acquiring retiree status.

5. Conversion of shares referred to in Section 4 may be effected at the request of a shareholder or heirs thereof as of: (i) July 1st of the year during which one of the events specified in the above referenced section, provided that it occurred not later than on July 1st of such year or (ii) July 1st of the year following that during which one of the events specified in point (i) above occurred.

6. It shall not be possible to convert registered series D shares into bearer shares at a request of a shareholder.

7. Conversion of registered series D shares into bearer shares may be effected by a resolution of the Management Board with the numbers of shares subject to such conversion and the date on which it will be made specified thereby.

7'. Sections 3 - 5 above shall not apply in the event of a public tender to subscribe for the sale or exchange of Company shares in compliance with the Act of 21 August 1997 - Law on Public Trading of Securities, hereinafter referred to as the "Law on Public Trading of Securities", provided that the Management Board represents, in a statement issued after the announcement of the tender, that it considers the tender to be hostile.

8. Any costs associated with the conversion of shares shall be borne by the Company.

§ 11

1. The sale or conversion of preferred series A shares into bearer shares requires the written consent of shareholders holding at least 50% of the preferred series A shares registered in the share register on the date of filing the application referred to in Section 2.

2. Shareholders intending to sell or to convert the preferred series A shares into bearer shares shall be obliged to deliver to the Management Board a request in writing for a permit for sale or conversion such addressed to all the remaining shareholders holding preferred series A shares who are authorised to grant such consent.

3. Within 14 days from the date of receipt of the request referred to in Section 2, the Management Board shall be obliged to deliver a copy of the request to each holder of preferred series A shares who are authorised to express their consent, to the address of each shareholder registered in the share register.

4. If the shareholder intending to sell or convert preferred series A shares into bearer shares does not receive written consents of holders of over 50% of preferred series A shares within 14 days from the date of delivery by the Management Board of a copy of the request referred to in Section 2 to the last of the shareholders authorised to grant their consent, it shall be assumed that consent was not granted.

5. The sale of preferred series A shares may occur at a price not greater than the nominal value of such shares.

6. The sale of preferred series C shares requires the written consent of the shareholders holding at least 80% of the preferred series A shares, unless the acquirer is a legal entity being (i) a wholly-owned direct or indirect subsidiary of the seller, (ii) a direct or indirect sole owner of the seller or (iii) a wholly-owned direct or indirect subsidiary of the sole owner of the seller. Sections 2 - 4 shall apply respectively.

§ 11a

1. The sale of registered series B shares numbered from B 032 731 556 to 033 999 015 or their conversion to bearer shares shall require the written consent of shareholders holding over 50% series A shares altogether. The consent shall be given by all such shareholders on receipt of written application of a shareholder intending to sell shares or his or her plenipotentiary.

2. Request for consent shall be delivered to the Management Board which shall immediately pass the application to owners of series A shares. Decision on the consent must be taken in the period of two months since delivery of the shareholder's application to the Management Board. Should the decision not be taken within the period, it shall be assumed the consent was granted.

3. Decision denying consent for sale of shares should at the same time specify another acquirer as well as the price and date of payment. The suggested price must not be lower than a share nominal value or the purchase price of traded shares by a shareholder applying for consent for sale - depending on which value shall be higher. An owner of series A shares may be indicated as the acquirer. The date of payment specified in the decision must not be longer than two months from the date of decision on denial of consent for the sale of shares.

4. A decision denying consent for conversion of shares referred to in item 1 to bearer shares shall at the same time indicate the date of granting such consent.

IV. ORGANISATION OF THE GOVERNING BODIES

§ 12

The Company shall have the following governing bodies:

1) General Meeting of the Shareholders;

2) the Supervisory Board;

3) the Management Board.

A. General Meeting of the Shareholders

§ 13

1. The General Meeting of the Shareholders shall have competence in matters reserved to it under the Commercial Companies Code, provisions of other laws and as provided herein, subject to section 2.

2. Purchase and sale of a piece of real property, perpetual usufruct or a share in a piece of real property shall not require a resolution of the General Meeting of Shareholders.

§ 14

Apart from persons indicated in the provisions of the Commercial Companies Code, each member of the Supervisory Board meeting the requirements set forth in § 20 Section 4 may request the Management Board to call a General Meeting of the Shareholders, and if such request is not complied with, call such meeting himself.

§ 15

1. Resolutions of the General Meeting of the Shareholders shall be adopted by an absolute majority of votes cast unless the Commercial Companies Code, provisions of other laws or these statutes provide for different terms of adopting such resolutions.

2. In addition to matters as provided by law, the absolute majority of 3/4 (three quarters) of votes cast shall be required for validity of resolutions concerning:

a) a merger of the Company with another entity, other forms of consolidation that are or will be allowed under law, and division of the Company;

b) the remuneration of members of the Supervisory Board, including individual remuneration of those members who were elected to a continuous supervisory.

3. Subject to section 4, the absolute majority of 3/4 (three quarters) votes cast when the Shareholders representing at least 50% of the Company's share capital are present, shall be required for the resolution on the removal of matters from the agenda of the General Meeting of the Shareholders that were previously contained in the agenda. In the event a motion for such resolution is submitted by the Management Board an absolute majority of votes cast shall be required in order to adopt such a resolution.

4. Removal of any matters from the agenda of a General Meeting of the Shareholders at the request made on the basis of Article 400 of the Commercial Companies Code by a shareholder representing at least one tenth of the Company's share capital, shall require consent of the shareholder who made such request.

5. Adoption of a resolution relating to shareholder's liability with respect to the Company due to any reason shall require an absolute majority of 3 (three quarters) of votes cast in the presence of shareholders representing at least 50% of all the Company shares which may be voted in the adoption of such resolution.

§ 16

1. The General Meeting of the Shareholders shall be opened by the chairman or another member of the Supervisory Board, and in case of their absence by a member of the Management Board, except for cases where the General Shareholders Meeting is called by a member of the Supervisory Board as provided in paragraph 20 section 6. In such cases, such member of the Supervisory Board or a person delegated by such person shall open the Meeting and present the reasons for calling such meeting.

2. The General Meeting of the Shareholders may approve its rules and regulations stipulating in detail the organisation and procedures for holding meetings. Adoption, amendment or termination of the rules and regulations must be passed by a majority of 3/4 votes cast.

§ 17

1. Subject to section 2 none of the shareholders may exercise more than 20% of the overall number of votes at the General Meeting of the Shareholders, provided that for the purposes of establishing obligations of purchasers of material blocks of shares as provided in the Law on Public Trading of Securities such restriction of the voting rights does not exist.

2. The restriction of the voting rights referred to in section 1 shall not apply to:

a) shareholders holding the preferred series A shares;

b) the deposit bank which, on the basis of agreement with the Company, issued depository receipts based on the Company Shares, in the event that such entity exercises the voting rights attached to shares which were the basis for the issuance of depository receipts; and

c) a shareholder who, while having no more than 20% of the overall number of votes at the General Meeting of the Shareholders, announced a tender for subscription for the sale or exchange of all the shares of the Company and in result of such tender purchased shares which, including the previously held Company shares, authorise it to exercise at least 75% of the overall number of votes at the General Meeting of the Shareholders. For the purposes of calculating a shareholder's share in the overall number of votes at the General Meeting of the Shareholders referred to above it is assumed that the restriction of the voting rights provided in section 1 does not exist.

3. For the purposes of Section 1 and section 2, letter c), exercise of votes by a subsidiary shall be treated as the exercise of votes by a parent company (dominating entity) as defined in the Law on Public Trading of Securities.

4. The percentage share of a shareholder who holds any preferred series C shares in the overall number of votes at the General Meeting of the Shareholders may not be greater than the percentage share of such shareholders in the overall number of shares which form the Company's share capital on the date of holding a General Meeting of the Shareholders.

5. At any General Meeting of the Shareholders the percentage of votes of foreign entities and entities controlled by foreign entities may not be greater than 49%. The limitation shall not refer to entities with their seats or residence in a member states of the European Economic Area.

6. Each share, whether preferred or not, entitles its holder to one vote in connection with passing a resolution regarding the withdrawal of the Company's shares from public trading.

B. Supervisory Board

§ 18

1. The Supervisory Board shall be composed of five members including the chairman, and shall be elected in accordance with the provisions of §20 and §21.

2. The Chairman of the Supervisory Board is chosen by the General Shareholders Meeting. Members of the Supervisory Board may elect a deputy of the chairman or persons performing other functions from among themselves.

3. The Supervisory Board may, by way of resolution, appoint panels or committees for specific tasks form among its members. Costs of functioning of such committees or panels shall be borne by the Company.

§ 19

1. In addition to matters provided for in the provisions of the Commercial Companies Code, the following shall be within the exclusive competency of the Supervisory Board:

a) setting the remuneration and/or other benefits of the members of the Management Board payable or to be granted by the Company or its Affiliate, referred to in point b) below, and representing the Company in agreements and disputes with the members of the Management Board;

b) subject to Sections 2, 3 and 4 of this paragraph, granting consent for the Company to enter into or to amend an agreement with an Affiliate of the Company within the meaning of the Law on the Public Trading of Securities and enforcement regulations issued on the basis thereof (Affiliate);

c) choosing an auditor to review the Company's financial statements for the financial years indicated in the resolution concerning the choice of the auditor, provided, however, that the number of the successive financial years may not be less than 3 (three); The Supervisory Board, at the motion of the Management Board or for other important reasons, may shorten the period for which the auditor was selected, simultaneously choosing a new expert auditor in the place of the current one.

d) granting consent to exercise, in a defined way, the right to vote by the Company during the general meeting of shareholders of its subsidiaries as defined in the Law on Public Trading of Securities and enforcement regulations issued on the basis thereof, in case of resolutions concerning remuneration or benefits, as defined in point a) above.

2. In case of:

a) agreements referring to the operations of the Company as provided in its Statutes and made in accordance with general terms of agreements, contractual regulations and price lists, the Supervisory Board may, at the request of the Management Board, grant its consent for entering into such type of agreements and designate the time of validity of such consent;

b) loan agreements, additional payments, guarantees and sureties entered into between the Company and entities controlled thereby or associated therewith within the meaning of the accounting regulations, the Supervisory Board may grant a general consent pursuant to annual or long-term plans of financing those entities as presented by the Management Board, and designate the validity of such consent, which shall not be shorter than one year.

3. The consent of the Supervisory Board referred to in Section 1, letter b shall not be required if at least one of the conditions listed below is fulfilled:

a) the value of the rights and obligations arising from such agreement on behalf of one of the parties thereto does not exceed, during the subsequent 12 calendar months, the PLN equivalent of EURO 5,000,000 (five million) calculated at the average exchange rate quoted by the National Bank of Poland on the date of entering into or amending such agreement,

b) the value of expenses incurred by the Company in relation to subscription for shares in a company in which an Affiliate has any shareholding or purchase of shares from an Affiliate, does not exceed the PLN equivalent of EURO 10,000,000 (ten million) calculated at the average exchange rate quoted by the National Bank of Poland on the date of entering into the company's deed of association (the founders signing statutes), adoption of a resolution increasing the share capital or entering into an agreement transferring the ownership of shares,

c) the expenses shall constitute the remuneration due pursuant to the rules of remuneration as required by the labour law or the resolutions of the General Meeting of the Shareholders,

d) the agreement is made on the basis of a resolution of the General Meeting of the Shareholders,

e) the Company is the shareholder of at least 95% of the shares entitling the Company to exercise at least 95% of total

voting rights at the shareholders meeting or the general shareholder meeting of the Affiliate,

f) a party to the agreement is a depository bank which purchased Company's shares for the purposes of issuing depository receipts abroad or an entity affiliated to such bank within the meaning of the Law on the Public Trading of Securities and enforcement regulations issued on the basis thereof,

g) amendment of an agreement which was previously approved does not result in an increase of the value of Company liabilities by more than PLN equivalent of EURO 500,000 (five hundred thousand) at the average rate of exchange quoted by the National Bank of Poland on the date of such amendment.

4. No consent of the Supervisory Board for taking actions referred to in section 1, letter b and c hereof shall be required, if the Supervisory Board is not able to adopt resolutions, because the number of Supervisory Board members at that time is lower than required by the Statutes and such circumstances last for more than 14 days.

§ 20

1. Members of Supervisory Board shall be elected - with the exceptions referred to in points (a) and (b) below - for three year terms in such a manner so that during each subsequent three year period the membership of the Board is completely changed due to the annual expiration of the mandates of two members. To that effect, the election of members of the Supervisory Board shall be effected in the following manner:

a) two members of the second Supervisory Board shall be elected for a one year term, and upon the expiry of their mandates - two persons shall be elected to the Supervisory Board for a three year term;

b) two other members of the second Supervisory Board shall be elected for a two year term, and upon the expiry of their mandates two persons shall be elected to the Supervisory Board for a three year term;

c) the chairman shall be elected for a three year term.

2. Members of the Supervisory Board may be re-elected.

3. Persons employed by the Company or by entities controlled by the Company within the meaning of the Law on the Public Trading of Securities cannot be members of the Supervisory Board.

4. At least three members of the Supervisory Board shall be a person who satisfies the following conditions:

a) is not an Affiliate of the Company (except for being a member of the Company's Supervisory Board) nor is an Affiliate of an entity controlling or controlled by the Company or an Affiliate of an entity controlled by an entity controlling the Company, within the meaning of the Law on the Public Trading of Securities, collectively, the "Agora Group"; and

b) is not related to, or of kin to a second degree, to an employee of an entity included in the Agora Group.

5. All members elected to the Supervisory Board, regardless of the election procedure, who meet the criteria set forth in Section 4 above, shall serve as members referred to in Section 4 of this paragraph.

6. Majority of members of the Supervisory Board shall be Polish citizens residing in Poland.

§ 21

1. Members of the first Supervisory Board shall be elected pursuant to the resolutions on the transformation of the Company referred to in §2 herein, subject to the provisions of §20, Sections 6 and 8 hereof.

2. Members of subsequent Supervisory Boards shall be elected by the General Meeting of the Shareholders subject to the following terms and conditions:

a) candidates may be exclusively nominated by:

(i) shareholders holding preferred series A shares or

(ii) shareholders who documented their entitlement to not less than 5% of the votes at the last Shareholders Meeting before the candidates were nominated and who at the time of making the nomination hold not less than 5% of the share capital of the Company, provided that in order to ensure a proper nomination, it is necessary for the shareholder making such nomination to prove his right to at least 5% of the votes at the Shareholders Meeting where such nomination shall be voted on;

b) candidates shall be nominated in writing not later than 7 (seven) days prior to the General Meeting of the Shareholders. Each nomination should include a personal profile of the candidate as well as the grounds for the nomination, including an overview of such candidate's professional qualifications and experience. A written consent of the candidate should be appended to each nomination, and in the event that such candidate meets the conditions specified in § 20 Section 6, a written declaration submitted by such candidate, confirming that he meets such requirements should also be appended;

c) in the event that the nomination of the candidates is not made in accordance with the above guidelines and the provisions of §20 Sections 4 and 6, the Management Board or the Supervisory Board shall nominate the candidates for members of the Supervisory Board;

3. Subject to the exceptions provided in section 5, the principles of making nominations for members and appointment of members of the Supervisory Board as provided in Section 2 of this paragraph and §20, Section 2, shall apply to the newly appointed members in case of dismissal, expiry of mandate or inability to perform a mandate by a member of the Supervisory Board due to other reasons, respectively. The term in office of such new member shall end at the same time as would the term of his predecessor.

4. In the event that mandates of all the members of the Supervisory Board expire in result of election of at least one Supervisory Board member by group voting, in the elections of members of the Supervisory Board appointed otherwise than by voting by groups, there shall apply the provisions of Section 2 of this paragraph and §20 Section 2 of the Statutes, respectively, provided that the candidates may be nominated and justified orally in the course of a General Meeting of the Shareholders.

5. Should a Supervisory Board member's mandate expire due to his or her resignation the other Supervisory Board members may appoint a new member who shall perform his/her functions until the General Meeting appoints a Supervisory Board member, however not longer than until the end of the term of its predecessor. Appointments of Supervisory Board members pursuant to this section shall comply with §20, sections 4 and 6, §21, section 2, letter b, second sentence and §24, section 1, respectively. The Supervisory Board may not have more than two members appointed on the above terms.

§ 22

1. Dismissal (removal) of a member of the Supervisory Board prior to the end of his term of office may be effected by a resolution of the General Meeting of the Shareholders adopted by a simple majority of votes, provided that until the expiry of the preferred status of series A shares 80% of voting rights attached to all outstanding series A shares are cast in favour of such resolution.

2. Resignation from the function of a Supervisory Board member should be made to the Supervisory Board in writing, otherwise being invalid.

§ 23

1. Resolutions of the Supervisory Board shall be adopted at the meetings of the Board, unless all its members sign the same or separate copies of a draft resolution. The meetings of the Supervisory Board shall be convened by its chairman or his deputy and in case the chairman is absent and/or his deputy has not been elected -- by a member of the Supervisory Board designated by the chairman. A meeting of the Supervisory Board may be called by any member referred to in §20, Section 6. Persons authorised to convene meetings of the Supervisory Board shall be obligated to convene such meetings upon the request of the Management Board made by way of a resolution and at the request of any member of the Supervisory Board. Meetings convened in such manner shall occur not later than 14 days following the receipt of such request by the person authorised to convene such a meeting.

2. Members of the Management Board may participate in the meetings of the Supervisory Board in an advisory capacity.

3. Agreements concerning the rights and obligations of the members of the Management Board shall be signed by the chairman of the Supervisory Board, and in the event of his absence, by any other member authorised by the Supervisory Board. Other legal acts between the Company and members of the Management Board shall be made in accordance with the same procedure.

4. Meetings of the Supervisory Board shall be held on as required basis, however, not less often than once per calendar quarter.

5. Meetings of the Supervisory Board may be held by way of a conference call, in a manner allowing communication among all members taking part in such meeting. The place of the meeting held by way of such conference shall be deemed as the place of the person who chairs the meeting.

6. Supervisory Board Members may participate in adoption of Supervisory Board resolutions by casting their votes in writing through another member of the Supervisory Board. Casting a vote in writing may not apply to matters introduced to the agenda at the Supervisory Board meeting.

§ 24

1. Unless otherwise provided herein, the resolutions of the Supervisory Board shall be adopted by an absolute majority of votes cast in the presence of at least three members of the Supervisory Board. In cases where an equal number of votes is cast, the chairman's vote shall prevail.

2. Resolutions concerning granting consent to enter into agreements referred to in § 19 hereof shall require approval by the majority of members referred to in § 20 section 4, provided further no member of the Supervisory Board having

any interest therein shall be entitled to vote in favour of such resolution.

2'. Supervisory Board resolutions relating to suspending Management Board members in their duties and delegating Supervisory Board members to perform, on temporary basis, functions of Management Board members who cannot exercise their duties, must be voted in favour by the majority of members referred to in § 20 section 4.

3. At the request of any of the members referred to in § 20 section 4, the Supervisory Board shall be obliged to carry out all supervisory activities contained in such request and described in the provisions of the Commercial Companies Code, provided that the member submitting such request shall be appointed to directly perform any such supervisory activities.

§ 25

The same non-competition provisions and restrictions on dealings with competing entities that apply to members of the Management Board shall also apply to members of the Supervisory Board delegated to perform continuous individual supervision within the meaning of the Commercial Code.

§ 26

1. The General Meeting of the Shareholders may adopt rules and regulations for the Supervisory Board stipulating the organisation and the manner in which the actions of the latter will be performed.

2. A resolution of the General Meeting concerning the above provision, as well as any amendment to the rules and regulations or the repeal thereof shall require an absolute majority of 3/4 (three quarters) of votes cast.

C. Management Board

§ 27

1. The Management Board shall manage the Company's affairs and represent the Company in dealings with third parties.

2. The responsibilities of the Management Board shall include all matters related to conducting the Company's affairs, provided they were not delegated otherwise, and the appointment of an independent auditor responsible for auditing the financial statements. If the approval of the Supervisory Board set forth in § 19 section 1 letter c is withheld, the Management Board is obliged to make the appointment again.

§ 28

1. The Management Board is elected by the General Meeting of the Shareholders, except for provisions of section 3 of this paragraph.

2. Subject to the provisions of Section 3 of this paragraph, the Management Board shall be composed of from 3 to 6 members with the exact number determined by the shareholders holding the majority of preferred series A shares, and following the expiration of such preferred status of all series A shares, by the Supervisory Board. All decisions concerning the number of members of the Management Board must be presented to the chairman of the General Shareholders Meeting.

3. During the term of its office the Management Board may elect by co-option not more than two additional members; the co-option of additional members is effected by a resolution of the Management Board. In case a member of the Board is appointed by way of co-option, the Management Board is obliged to include in the agenda of the nearest General Meeting of Shareholders an item concerning confirmation of appointment of a new member of the Board by way of co-option and propose an appropriate draft resolution. Should the General Meeting of Shareholders not accept the appointment of the new member of the Board by way of co-option, such Management Board member's mandate expires on conclusion of the General Shareholders Meeting.

4. The majority of members of the Management Board shall be Polish citizens residing in Poland.

§29

1. The Management Board shall be elected for a term of five years.

2. Management Board members shall be appointed for a period of joint term.

3. Members of the Management Board may be re-elected.

§ 30

1. Candidates for the Management Board shall be nominated exclusively by shareholders holding preferred series A shares, and following the expiry of the preferred status of all such shares, by the Supervisory Board, with the provisions regarding nomination of members to the Supervisory Board also applying to nominating members to the Management Board;

2. In the event that the persons authorised to determine the number of members of the Management Board and to nominate candidates for such members do not exercise one or both of the above rights, the number of members of the Management Board elected by the General Shareholders Meeting shall be determined by such Shareholders Meeting, while each shareholder during such Shareholders Meeting shall be able to nominate candidates for such members.

§ 31

1. Individual or all members of the Management Board may be dismissed (removed), due to important reasons, prior to the end of their term of office on the basis of the resolution adopted by the General Meeting of the Shareholders in a manner prescribed for the dismissal of the members of the Supervisory Board. A resolution on dismissal (removal) of Management Board members should state the reasons for which such dismissal is made.

2. Members of the Management Board elected pursuant to § 28 section 3 herein may be dismissed in the manner referred to in section 1 of this paragraph or by the resolution of the Management Board but the persons concerned cannot vote in this case.

§ 32

1. In the event that some members of the Management Board are dismissed or their mandate expires during the term of office for other reasons, supplementary elections shall be held only at such time as when the number of members of the Management Board performing their functions is less than three or when the composition of the Management Board does not comply with the requirement specified in § 28 section 4 hereof.

2. If the number of members of the Management Board is ever less than that required in the previous Section, the Management Board shall be obligated to immediately convene an extraordinary General Meeting of the Shareholders in order to hold supplementary elections. Supplementary elections may take place also during the ordinary General Meeting of the Shareholders if, in accordance with provisions of law, such meeting must be convened within a short period of time, while convening an extraordinary General Meeting of the Shareholders would not be appropriate in such case.

3. In the event of supplementary elections, provisions regarding the election of members of the Management Board for their full term shall apply.

§ 33

1. Members of the Management Board may elect the chairman or persons performing other functions among themselves.

2. The Management Board may adopt rules and regulations, which specify in detail its organisation and the procedures of its operations.

§ 34

Resolutions of the Management Board shall be adopted by a simple majority of votes cast.

§ 35

1. Members of the Management Board shall be bound by a non-competition clause. In particular they cannot engage in any competitive business or participate in such business as its participant, a shareholder or member of its governing bodies.

2. The above prohibition does not pertain to the participation by members of the Management Board in supervisory and management bodies of competing entities in which the Company directly or indirectly holds any shares and the acquisition by members of the Management Board of no more than 1% of the shares in competing public companies.

§ 36

Each member of the Management Board shall be authorised to make binding statements with respect to property rights and obligations of the Company and to sign on behalf of the Company.

V. FINANCIAL MANAGEMENT AND ACCOUNTING

§ 37

1. The Company's equity shall be composed of:

a) share capital;

b) spare capital;

c) reserve capital

2. The Company may create and dissolve by way of resolutions passed by the General Meeting of the Shareholders reserve capital at the beginning and during the accounting year.

§ 38

1. Shareholders shall be entitled to a share in the net profit reflected in the financial report examined by an auditor and designated by General Meeting of the Shareholders for distribution among shareholders.

2. The profit referred to in Section 1 shall be distributed among shareholders in proportion to the nominal value of held shares.

3. Adopting a resolution on distribution of profit, the General Meeting of Shareholders may decide upon dividend pay-out in the amount exceeding the profit referred to in section 1, no greater, however, than the amount permitted in the provisions of the Commercial Companies Code.

VI. FINAL PROVISIONS

§ 39

1.The Company may be dissolved as provided by law or by way of a resolution adopted by the General Meeting of the Shareholders by a majority of 3/4 (three quarters) of the votes cast in the presence of shareholders representing at least 3/4 (three quarters) of the share capital. The majority referred to in the previous sentence shall be required for a decision regarding the continued existence of the Company if the Company's balance sheet ever shows a loss exceeding the sum of the spare and reserve capital and 1/3 (one third) of the share capital.

2.In the event of the Company's liquidation, the General Meeting of the Shareholders shall appoint, upon the request of the Supervisory Board, one or more liquidators from among the members of the Management Board and shall determine the appropriate liquidation procedures.

§ 40

All matters not provided for herein shall be governed by the appropriate provisions of law, and in particular, the Commercial Companies Code.

Appointment of the Chairman of Agora's Supervisory Board

AGORA SA

23-06-2005

The Management Board of Agora SA informs that the Annual General Meeting of Shareholders on June22, 2005 adopted the resolution to appoint Professor Stanislaw Soltysinski the Chairman of the Supervisory Board of Agora SA.

Shareholders exercising more than 5% of voting rights at the AGM

AGORA SA

23-06-2005

The Management Board of Agora SA ("Company") informs that at the Annual General Meeting of Shareholders on June 22, 2005 the right to exercise more than 5 % of total voting rights was reserved to Agora Holding Sp. z o.o. - 27 500 190 votes, i.e. 36.77% of total voting rights.

GDR program

AGORA SA

24-06-2005

The Management Board of Agora SA (the "Company") hereby announces that on June 21st, 2005, the UK Listing Authority and the London Stock Exchange (the "LSE") issued decisions on admission to trading on the LSE the maximum number of 56,757,525 of the global depositary receipts that may be issued under the program established by the Company. One global depositary receipt represents one Company's share with a nominal value of PLN 1 per share. Before June 21st, 2005, up to 14,000,000 global depositary receipts under the Company's program were admitted to trading on the LSE. The applications requesting the admission of 56,757,525 the global depositary receipts to exchange trading on the LSE were filed on June 15th, 2005.

The decision on increasing the maximum number of depositary receipts subject to the program was based on the anticipated entry in to force of changes to English law on July 1st, 2005, which implement EU regulations on prospectuses. Under the new regulations, each time that the number of depositary receipts subject to the program is increased, the issuer will be required to prepare a prospectus. Until July 1st, 2005, an increase in the maximum number of depositary receipts subject to the depositary receipts program will be exempt from the obligation to publish a prospectus. The decisions of the UK Listing Authority and LSE issued on June 21st, 2005 protect investors from the adverse consequences of delaying the issuance of further depositary receipts due to the requirement to prepare a prospectus as result of exceeding the previous maximum number of depositary receipts subject to the program.

Member of the board announces stock sale AGORA

30-06-2005

The Management Board of Agora SA with its seat in Warsaw (the Company) hereby announces that on June 29, 2005 a Management Board Member was informed by the broker about the sale of 34,062 ordinary bearer shares of Agora SA in performance of orderly disposal agreement entered into on the December 20, 2004 (see: current report no. 39/2004). The sale of shares took place during Warsaw Stock Exchange trading sessions between June 23 and June 29, 2005. The sale price stood at PLN 66.45 per share. Agora reminds that the orderly disposal agreement entered into on December 20, 2004 entails an orderly disposal of 330,000 Company's shares throughout 2005, which constituted 10.5% of all shares held by the Management Board Members on the date of orderly disposal agreement execution.

Annex to the Depositary Agreement

AGORA SA

30-06-2005

The Management Board of Agora SA (Agora), in relation to the current report 38/2005 concerning the GDR program, informs that Agora signed the Second Supplemental Deposit Agreement amending the Deposit Agreement executed on March 4, 1999. Introduced amendments waive the limit of the number of shares which the Depositary is authorized to accept for deposit under the depositary receipts program.

Admitting shares for trading on the Warsaw Stock Exchange

AGORA SA

01-07-2005

The Management Board of Agora SA informs that on July 8, 2005, 4,017,750 shares of Agora SA (the Shares) will be admitted for trading on the main market of the Warsaw Stock Exchange. The Shares constitute 11,6% of all of shares of Agora SA currently listed on the Warsaw Stock Exchange and 7,08% of all of shares of Agora SA admitted to public trading.

The shares were purchased by employees of Agora and other companies from Agora's capital group pursuant to stock participation programs executed by Agora in cooperation with Agora-Holding Sp. z o.o.

1.8 million of the shares are held by shareholders who acquired shares as a result of the Company's transformation into the joint stock company in 1998. The remaining shares were purchased from Agora-Holding Sp. z o.o. at the nominal value from 2000 to 2004.

Member of the board announces stock sale

AGORA SA

04-07-2005

The Management Board of Agora SA with its seat in Warsaw (the Company) hereby announces that on July 1, 2005 a Management Board Member was informed by the broker about the sale of 3,000 ordinary bearer shares of Agora SA in performance of orderly disposal agreement entered into on the December 20, 2004 (see: current report no. 39/2004). The sale of shares took place during Warsaw Stock Exchange trading session on July 1, 2005. The sale price stood at PLN 65.20 per share. Agora reminds that the orderly disposal agreement entered into on December 20, 2004 entails an orderly disposal of 330,000 Company's shares throughout 2005, which constituted 10.5% of all shares held by the Management Board Members on the date of orderly disposal agreement execution.

Member of the board announces stock sale

AGORA SA

04-07-2005

The Management Board of Agora SA with its seat in Warsaw (the Company) hereby announces that on July 1, 2005 a Management Board Member was informed by the broker about the sale of 3,000 ordinary bearer shares of Agora SA in performance of orderly disposal agreement entered into on the December 20, 2004 (see: current report no. 39/2004). The sale of shares took place during Warsaw Stock Exchange trading session on July 1, 2005. The sale price stood at PLN 65.20 per share. Agora reminds that the orderly disposal agreement entered into on December 20, 2004 entails an orderly disposal of 330,000 Company's shares throughout 2005, which constituted 10.5% of all shares held by the Management Board Members on the date of orderly disposal agreement execution.

Member of the board announces stock sale AGORA SA

11-07-2005

The Management Board of Agora SA with its seat in Warsaw (the Company) hereby announces that on July 8, 2005 a Management Board Member was informed by the broker about the sale of 6,000 ordinary bearer shares of Agora SA in performance of orderly disposal agreement entered into on the December 20, 2004 (see: current report no. 39/2004). The sale of shares took place during Warsaw Stock Exchange trading session on July 1, 2005. The sale price stood at PLN 65.91 per share. Agora reminds that the orderly disposal agreement entered into on December 20, 2004 entails an orderly disposal of 330,000 Company's shares throughout 2005, which constituted 10.5% of all shares held by the Management Board Members on the date of orderly disposal agreement execution.

Member of the board announces stock sale

11-07-2005

The Management Board of Agora SA with its seat in Warsaw (the Company) hereby announces that on July 8, 2005 a Management Board Member was informed by the broker about the sale of 3,695 ordinary bearer shares of Agora SA in performance of orderly disposal agreement entered into on the December 20, 2004 (see: current report no. 39/2004). The sale of shares took place during Warsaw Stock Exchange trading session on July 4, 2005. The sale price stood at PLN 65.75 per share. Agora reminds that the orderly disposal agreement entered into on December 20, 2004 entails an orderly disposal of 330,000 Company's shares throughout 2005, which constituted 10.5% of all shares held by the Management Board Members on the date of orderly disposal agreement execution.

Series C shares - change of voting rights

AGORA SA

20-07-2005

The Management Board of Agora SA has been notified that the Management Board of the National Depositary for Securities passed the resolution no. 393/2005 dated July 18th, 2005 regarding assigning the code PLAGORA00075 to 750,000 common bearer shares as a result of conversion of 750,000 preferred registered C series shares bearing the code PLAGORA00042.

As a result of the conversion on July 20th, 2005, 750,000 preferred registered series C shares shall become common bearer shares losing the voting preference the shares had enjoyed before the conversion. After the conversion, each series C share shall entitle to one vote at the General Meeting of Shareholders.

Agora SA applied for the conversion of 750,000 series C shares acting on the shareholder's motion submitted in accordance with §10 and §11 of Company's Statute.

The Management Board of Agora SA intends to apply to the Warsaw Stock Exchange for the introduction of converted series C shares to the trading on the main market of the Warsaw Stock Exchange.

Admitting series C shares for trading on the Warsaw Stock Exchange

AGORA SA

21-07-2005

In connection with the current report no 46/2005 dated July 20, 2005, the Management Board of Agora SA informs that on July 29, 2005, 750,000 series C shares shall be introduced to the trading on the main market of the Warsaw Stock Exchange.

Agora's buyback program

AGORA SA

04-08-2005

On June 22, 2005, Annual General Meeting of Shareholders (AGM) accepted Agora's Management Board recommendation regarding distribution of the Company's net profit for fiscal year 2004. According to resolutions adopted by AGM, the Company shall pay a dividend in the amount of PLN 0,50 (say: fifty Polish groszy) per share to eligible shareholders and shall execute the share repurchase program worth PLN 120 million (Program). The Program pertains to the Company's shares listed on the main market of the Warsaw Stock Exchange (WSE). The Program shall be executed in accordance with the best principles of transparency and corporate governance and adequate Polish and European Union legal regulations. In order to assure the maximum transparency of the process and provide equal access to the Program, two brokerage houses have been selected to execute the share repurchase program. The brokerage houses, acting on the basis of the contracts executed with the Company, shall purchase the Company's shares exclusively through the WSE, no block trade transactions shall be executed.

The details concerning the Program:

a) The Company's shares shall be purchased for the purpose of their redemption and decrease of the Company's share capital.

b) The Company shall start purchasing its own shares on August 18, 2005.

c) The Program shall be executed till June 30, 2006, or until the funds allocated for the execution of the Program upon resolution No. 3 of the Annual General Meeting of Shareholders dated June 22, 2005, are depleted. Acting in the best interest of the Company, the Management Board may, upon the consent of the Company's Supervisory Board, terminate the execution of the Program before the expiration of the authorization granted by the Annual General Meeting of Shareholders.

d) The total number of shares purchased by the Company in execution of the Program may not exceed 10% of the total number of the Company's shares as of the last day of the Program.

e) The number of shares purchased by the Company on any single day of the Program may not exceed 25% of the relevant average daily trading volume in Agora shares during the last 20 days prior to that purchase day.

f) The price for which the Company purchases its shares shall not exceed the higher of the following two values: the price of the last independent trade and the price specified in the highest current independent bid in transactions executed during the WSE trading sessions. In addition it cannot be higher by more than 2% than the closing price of Agora shares during the trading day immediately preceding the day on which the Company's shares are purchased.

The Management Board of Agora SA would like to underline that further growth is the Company's overarching priority and the Company plans to use its capital in order to achieve that objective, building its long term value through acquisitions and greenfield projects. At the same time, in compliance with Agora's policy of distributing profits to its shareholders announced on February 14, 2005, the Company shall return excess capital to its shareholders through a dual mechanism of (i) an annual dividend and (ii) share repurchases for the purpose of their redemption. Any future recommendations regarding the share repurchase program shall be presented by the Management Board every year before the Annual General Meeting of Shareholders upon consideration of the Company's financial position and investment capacity at that time.

Member of the board announces stock sales AGORA SA

09-08-2005

The Management Board of Agora SA with its seat in Warsaw (the Company) hereby announces that on August 8, 2005 a Management Board Member was informed by the broker about the sale of 4,000 ordinary bearer shares of Agora SA in performance of orderly disposal agreement entered into on the December 20, 2004 (see: current report no. 39/2004). The sale of shares took place during Warsaw Stock Exchange trading session on August 8, 2005. The sale price stood at PLN 69,09 per share. Agora reminds that the orderly disposal agreement entered into on December 20, 2004 entails an orderly disposal of 330,000 Company's shares throughout 2005, which constituted 10.5% of all shares held by the Management Board Members on the date of orderly disposal agreement execution.

Member of the board announces stock sale AGORA SA

16-08-2005

The Management Board of Agora SA with its seat in Warsaw (the Company) hereby announces that on August 12, 2005 a Management Board Member was informed by the broker about the sale of 4,150 ordinary bearer shares of Agora SA in performance of orderly disposal agreement entered into on the December 20, 2004 (see: current report no. 39/2004). The sale of shares took place during Warsaw Stock Exchange trading sessions between August 8 and August 12, 2005. The sale price stood at PLN 68.41 per share. Agora reminds that the orderly disposal agreement entered into on December 20, 2004 entails an orderly disposal of 330,000 Company's shares throughout 2005, which constituted 10.5% of all shares held by the Management Board Members on the date of orderly disposal agreement execution.

Member of the board announces stock sale AGORA

16-08-2005

The Management Board of Agora SA with its seat in Warsaw (the Company) hereby announces that on August 12, 2005 a Management Board Member was informed by the broker about the sale of 4,300 ordinary bearer shares of Agora SA in performance of orderly disposal agreement entered into on the December 20, 2004 (see: current report no. 39/2004). The sale of shares took place during Warsaw Stock Exchange trading sessions between August 8 and August 12, 2005. The sale price stood at PLN 68.29 per share. Agora reminds that the orderly disposal agreement entered into on December 20, 2004 entails an orderly disposal of 330,000 Company's shares throughout 2005, which constituted 10.5% of all shares held by the Management Board Members on the date of orderly disposal agreement execution.

Member of the board announces stock sale

16-08-2005

The Management Board of Agora SA with its seat in Warsaw (the Company) hereby announces that on August 12, 2005 a Management Board Member was informed by the broker about the sale of 1,000 ordinary bearer shares of Agora SA in performance of orderly disposal agreement entered into on the December 20, 2004 (see: current report no. 39/2004). The sale of shares took place during Warsaw Stock Exchange trading session on August 12, 2005. The sale price stood at PLN 67.10 per share. Agora reminds that the orderly disposal agreement entered into on December 20, 2004 entails an orderly disposal of 330,000 Company's shares throughout 2005, which constituted 10.5% of all shares held by the Management Board Members on the date of orderly disposal agreement execution.

Execution of share buy back program

AGORA SA

19-08-2005

The Management Board of Agora SA (Company) announces that on August 18, 2005, during the trading session on the main market of the Warsaw Stock Exchange, the Company purchased its own shares in the amount of 40,024 at the nominal value of PLN 1 per share. Acquired shares give right to 40,024 votes at the General Meeting of Shareholders and constitute 0.07% of the Company's share capital. The average price of shares stood at PLN 66.31.

The Company acquires its own shares based on the share buy back program ("Program") commenced on August 18, 2005 for the purpose of their redemption. The Program was adopted by the General Meeting of Shareholders on June 22, 2005 (see: current report no. 37/2005 dated June 23, 2005 and current report no. 49/2005 dated August 4,2005).

The Program shall be executed till June 30, 2006, or until the funds allocated for the execution of the Program (PLN 120 mln) upon resolution No. 3 of the Annual General Meeting of Shareholders dated June 22, 2005, are depleted.

Member of the board announces stock sale AGORA SA

22-08-2005

The Management Board of Agora SA with its seat in Warsaw (the Company) hereby announces that on August 19, 2005 a Management Board Member was informed by the broker about the sale of 3,751 ordinary bearer shares of Agora SA in performance of orderly disposal agreement entered into on the December 20, 2004 (see: current report no. 39/2004). The sale of shares took place during Warsaw Stock Exchange trading sessions between August 16 and August 19, 2005. The sale price stood at PLN 66.81 per share. Agora reminds that the orderly disposal agreement entered into on December 20, 2004 entails an orderly disposal of 330,000 Company's shares throughout 2005, which constituted 10.5% of all shares held by the Management Board Members on the date of orderly disposal agreement execution.

Member of the board announces stock sale AGORA SA

22-08-2005

The Management Board of Agora SA with its seat in Warsaw (the Company) hereby announces that on August 19, 2005 a Management Board Member was informed by the broker about the sale of 3,565 ordinary bearer shares of Agora SA in performance of orderly disposal agreement entered into on the December 20, 2004 (see: current report no. 39/2004). The sale of shares took place during Warsaw Stock Exchange trading sessions between August 16 and August 19, 2005. The sale price stood at PLN 66.98 per share. Agora reminds that the orderly disposal agreement entered into on December 20, 2004 entails an orderly disposal of 330,000 Company's shares throughout 2005, which constituted 10.5% of all shares held by the Management Board Members on the date of orderly disposal agreement execution.

Member of the board announces stock sale

AGORA SA

22-08-2005

The Management Board of Agora SA with its seat in Warsaw (the Company) hereby announces that on August 19, 2005 a Management Board Member was informed by the broker about the sale of 3,553 ordinary bearer shares of *Agora SA in performance of orderly disposal agreement entered into on the December 20, 2004 (see: current report* no. 39/2004). The sale of shares took place during Warsaw Stock Exchange trading sessions between August 16 and August 19, 2005. The sale price stood at PLN 66.90 per share. Agora reminds that the orderly disposal agreement entered into on December 20, 2004 entails an orderly disposal of 330,000 Company's shares throughout 2005, which constituted 10.5% of all shares held by the Management Board Members on the date of orderly disposal agreement execution.